Exhibit 99.(a)(7)

Appraisal Report

Belk, Inc.

Fair Market Value on a Nonmarketable Minority
Interest Basis

As of January 29, 2011

Prepared by
Willamette Management Associates

Curtis R. Kimball, CFA, ASA
Managing Director

David P. Burdette
Senior Associate

April 11, 2011

Mr. Ralph Pitts
Belk, Inc.
2808 West Tyvola Road
Charlotte, North Carolina 28217

Dear Mr. Pitts:

Pursuant to your request, we conducted a valuation analysis of Belk, Inc. common stock (“Belk” or the “Company”). The results of our analysis are summarized in this introduction letter and set forth in detail in the attached valuation report.

Purpose and Objective of the Appraisal

The purpose of our analysis is to provide an independent opinion of the fair market value of Belk common stock for management planning and tax compliance purposes. Our analysis was conducted for that purpose only. No other purpose is intended or should be inferred.

The objective of our analysis is to estimate the fair market value of the Belk equity on a nonmarketable minority ownership interest basis as of January 29, 2011 (the “valuation date”).

Definition and Premise of Value

The standard of value for this engagement is fair market value. Fair market value is typically defined as the price at which the property would change hands between a willing buyer and a willing seller, when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, with both parties having reasonable knowledge of relevant facts (as set forth in the Regulations to the Internal Revenue Code).

Our analysis was conducted under the premise of value in continued use, as a going concern. This premise assumes that Belk and its constituent lines of businesses will continue to operate as an income producing entity. In our opinion, this premise of value represents the highest and best use of the subject security.

Our opinion of value for the subject interest is on a minority, nonmarketable ownership interest basis. A minority interest lacks the relative ability to control an entity’s operating, investing, and financing decisions. A nonmarketable interest cannot be sold in a public market, nor can it be sold quickly, with price certainty, or without incurring relatively significant transaction risks and costs.

Valuation Procedures and Analysis

Our analyses, opinions, and conclusions were developed under, and this report was prepared in conformance with, the Uniform Standards of Professional Appraisal Practice.

In developing the valuation analysis, we researched and analyzed the following factors, among others:

1.	comparative industry data;

2.	economic information and data;

3.	information relating to publicly traded companies considered suitable for comparison to the subject business entity;

4.	empirical market evidence regarding historical long-term rates of return on investment measures as developed from nationally recognized investment information publications and studies; and

5.	contemporaneous costs of debt capital in the public and private market as provided by nationally recognized investment information publications and Willamette Management Associates’ own analysis.

During our analysis we were provided with certain audited and operational data with respect to Belk. This data was both historical and prospective in nature. We relied on this data as fairly presenting the Company’s results of

Mr. Ralph Pitts
Belk, Inc.
April 11, 2011

operations and financial position. We have not audited this data as part of our analysis. Therefore, we express no opinion or other form of assurance regarding this data.

Our analysis takes into account Revenue Ruling 59-60, which outlines and reviews the general approaches, methods and factors to be considered in the valuation of the capital stock of closely held companies and thinly traded public corporations.

We arrived at indications of value through generally accepted valuation approaches. We specifically relied on (1) the income approach and discounted cash flow method and (2) the market approach and both the guideline publicly traded company method and the previous transactions method.

Valuation Synthesis and Conclusion

Based upon the procedures and analysis mentioned above, and in our independent professional opinion, the fair market value of Belk equity on a nonmarketable minority ownership interest basis as of January 29, 2011, was:

$1,560,853,000

Or

$33.70 per share.

A narrative valuation report delineating the scope, analysis and conclusions of this appraisal follows this transmittal letter. Our individual valuation methods and procedures are summarized in the Exhibits that are presented in Appendix A to this narrative valuation report.

The accompanying appraisal certification, statement of contingent and limiting conditions, and qualifications of the principal appraisers are integral parts of this opinion.

We are pleased to perform this valuation analysis for you.

Very truly yours,

Willamette Management Associates

Curtis R. Kimball, CFA, ASA
Managing Director

Belk, Inc.

Fair Market Value of
Belk, Inc.
As of January 29, 2011

Belk, Inc.

Fair Market Value of
Belk, Inc.
As of January 29, 2011

Belk, Inc.

I. Introduction

Introduction

Pursuant to the request of Mr. Ralph Pitts, we conducted a valuation analysis of Belk, Inc. (“Belk,” or the “Company”). The results of our analysis are summarized in this valuation report.

Purpose and Objective of the Appraisal

The purpose of our analysis is to provide an independent opinion of the fair market value of Belk common stock for management planning and tax compliance purposes. Our analysis was conducted for that purpose only. No other purpose is intended or should be inferred.

The objective of our analysis is to estimate the fair market value of the Belk equity on a nonmarketable minority ownership interest basis as of January 29, 2011 (the “valuation date”).

Definition and Premise of Value

The standard of value for this engagement is fair market value. Fair market value is typically defined as the price at which the property would change hands between a willing buyer and a willing seller, when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, with both parties having reasonable knowledge of relevant facts (as set forth in the Regulations to the Internal Revenue Code).

Our analysis was conducted under the premise of value in continued use, as a going concern. This premise assumes that Belk and its constituent lines of businesses will continue to operate as an income producing entity. In our opinion, this premise of value represents the highest and best use of the subject security.

Our opinion of value for the subject interest is on a minority, nonmarketable ownership interest basis. A minority interest lacks the relative ability to control an entity’s operating, investing, and financing decisions. A nonmarketable interest cannot be sold in a public market, nor can it be sold quickly, with price certainty, or without incurring relatively significant transaction risks and costs.

Valuation Procedures and Analysis

Our analyses, opinions, and conclusions were developed under, and this report was prepared in conformance with, the Uniform Standards of Professional Appraisal Practice, as promulgated by The Appraisal Foundation.

In developing the valuation analysis, we researched and analyzed the following factors, among others:

1.	comparative industry data;

2.	economic information and data;

3.	information relating to publicly traded companies considered suitable for comparison to the subject business entity;

4.	empirical market evidence regarding historical long-term rates of return on investment measures as developed from nationally recognized investment information publications and studies; and

5.	contemporaneous costs of debt capital in the public and private market as provided by nationally recognized investment information publications and Willamette Management Associates’ own analysis.

Belk, Inc.

During our analysis we were provided with certain audited and operational data with respect to Belk. This data was both historical and prospective in nature. We relied on this data as fairly presenting the Company’s results of operations and financial position. We have not audited this data as part of our analysis. Therefore, we express no opinion or other form of assurance regarding this data.

Our analysis takes into account Revenue Ruling 59-60, which outlines and reviews the general approaches, methods and factors to be considered in the valuation of the capital stock of closely held companies and thinly traded public corporations.

We arrived at indications of value through generally accepted valuation approaches and methods under each approach. We specifically relied on (1) the discounted cash flow method (under the income approach) and (2) the guideline publicly traded company method (under the market approach) and (3) the previous transactions method (under the market approach).

Belk, Inc.

II. Description and Analysis of Belk, Inc.

History and Description of Belk1

Belk got its start when 26-year-old William Henry Belk opened a small bargain store in Monroe, N.C., on May 29, 1888. The store measured only 22 by 70 feet, about 1,500 square feet total. Mr. Belk called it the New York Racket, as he thought it made the store sound big and would attract business.

Mr. Belk started with $750 in savings, a $500, 10.0 percent interest loan from a local widow and about $3,000 worth of goods taken on consignment from a bankrupt store. In less than seven months, he had paid off his debts and netted a $3,300 profit.

Mr. Belk introduced some radically new retailing ideas for those times. He bought large quantities of goods for cash and sold for cash at a low mark-up. Further, all merchandise was clearly marked with its retail price and therefore no haggling and customers could return any merchandise purchased if they were not completely satisfied. These innovative ideas helped the Belk stores succeed and grow.

In 1891, William Henry Belk persuaded his brother, Dr. John Belk, to leave the medical profession and become a partner in the Monroe store, beginning a remarkable 37-year business association. The company became Belk Brothers Company.

The brothers opened a second store in 1893 in Chester, S.C., and a third in 1894 in Union, S.C. In 1895, William Henry Belk left the Monroe store to open the company’s fourth store in Charlotte, N.C. Dr. John Belk continued to manage the Monroe store until his death in 1928. William Henry Belk headed the Belk stores until his death at age 89 in 1952.

The second generation of management of the Company was led by two sons of William Henry Belk, Thomas M. Belk and John M. Belk. Thomas M. Belk passed away in 1997. John M. Belk retired as chief executive officer in 2004, but remained director emeritus until his death.

At present, Belk is privately owned and operated under third generation Belk family leadership. Thomas M. (Tim) Belk, Jr. is chairman of the board and chief executive officer and John R. (Johnny) Belk is president and chief operating officer.

The children and other descendants of founder William Henry Belk and his brother, Dr. John M. Belk, own the majority of the Company stock. The remainder of the stock is mostly held by current and former employees of the Company and their descendants. This came about because the Belks’ had a policy of providing minority ownership interests to key store employees over the decades as the chain expanded. Historically, Belk was composed of a number of separately formed operating companies representing a store or a cluster of stores often using a trade name which included the local manager such as “Hudson-Belk Stores.” In May 1998, Belk, Inc. was formed by combining each store and company into one company.

The Company completed an acquisition of 22 Proffitt’s stores and 25 McRae’s stores from Saks Incorporated effective July 3, 2005. The Proffitt’s and McRae’s stores are regional department stores located in 11 of the 14 Southeastern states in which Belk currently has operations.

In October 2006, Belk completed a purchase transaction with Saks Incorporated for the acquisition of certain Parisian department stores located throughout nine Southeastern and Midwestern states. Belk paid $285 million in cash for Parisian, which includes real and personal property, operating leases and inventory of 38 Parisian stores. Parisian generated total revenue of approximately $723 million in 2005.

As of the end of fiscal year 2010, the Company operated 305 retail department stores in 16 states, primarily in the southern United States. Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top

1 www.belk.com and Company documents

Belk, Inc.

national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, house wares, fine jewelry, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

Capitalization and Equity Ownership

In May 1998, Belk completed a merger of 112 individual operating companies (the “Companies”) into a single collective corporate ownership entity. As a direct result, the existing shareholders of the Companies received Class A common stock in the new company (Belk, Inc.) in exchange for the shares of their respective existing corporations. Each Class A common shareholder is entitled to 10 votes per share.

The Class A stock is not restricted, but will automatically convert to Class B common stock if they are transferred to a party that is not a lineal descendant or defined affiliate of the original stockholder. Each Class B common shareholder is entitled to 1 vote per share. As of the valuation date, only a minor fraction of the shares had undergone such conversion.2

Belk stock did not historically trade on any organized securities market. An informal market developed over the years with the Belk corporate secretary’s office acting as a clearinghouse by keeping a list of shareholders who indicated they wished either to buy or sell Belk stock. The parties could then contact each other and directly negotiate a sale. Subsequently, sometime after 2000, a local stock broker3 in Charlotte began to act in a similar capacity, and the Company eventually abandoned its informal activities in introducing potential buyers and sellers. In May 2005, has Belk stock received NASD trading symbols (BLKIA and BLKIB for class A and B shares, respectively), reflecting the fact that trades for which a broker acts as intermediary have to be run through the NASD trading system. Trading volume remains very sparse with only one to three brokerage firms indicating an interest in making a market in the shares at any one time.4

Tender Offers

From time to time Belk makes a tender offer for a limited number of its shares. On April 17, 2006, the Company announced a tender offer (“Offer”) to purchase up to 2.6 million shares of Class A and Class B common stock, $0.01 par value per share. Belk offered to purchase these shares at a price of $19.00 per share net to the seller in cash, without interest, subject to the terms and conditions set forth in the official Offer to Purchase documents. On May 19, 2006, the Company accepted tenders of 2,057,757 shares for $39.1 million.

In April, 2007, the Board approved another Offer which resulted in 781,484 shares tendered in May 2007 at an offer price of $31.00 per share for a total repurchase of $24.2 million. We note that each tender offer historically has been undersubscribed, i.e. fewer shares were actually tendered than the Company authorized to be repurchased.

In May 2008, the Board approved an Offer at $25.60 per share. The authorized tender was for $25.6 million (250 thousand Class A shares and 750 thousand Class B shares). The actual tender was $22.3 million (520,063 Class A shares and 352,895 Class B shares).

In May 2009, Belk approved an Offer at a price of $11.90 a share. The authorized tender was for approximately $6 million (200 thousand Class A shares and 300 thousand Class B shares). The actual tender was $2.9 million (102,128 Class A shares and 139,536 Class B shares).

The most recent Offer was in May 2010 at a price of $26.00 per share. The authorized tender was for approximately $74.9 million, or 2 million Class A shares and 880 thousand Class B shares. The actual tender was for $51.4 million, or approximately 1.5 million Class A shares and 494.7 thousand Class B shares.

2 As of the valuation date, there were approximately 46.3 million total Belk shares outstanding. Of these, 935.7 thousand were Class B shares and the remaining 45.4 million shares were Class A shares.
3 Robert L. Stiles, Jr. of RBC Dain Raucher.
4 Dain Raucher accounts for the lion’s share of these trades, according to Mr. Stiles.

Belk, Inc.

The purpose of the Offers was part of a plan accepted by the Board of Directors of Belk to enhance stockholder value and provide occasional liquidity for stockholders. From discussions with management and members of the Board, Belk plans to periodically consider tender offers for shares. However, Company management has indicated that such offers are not and would never be done regularly or routinely, and the Board of Directors has not committed to approve any particular tender offer regularly or to commit to any amount or other terms of any such Offer if one is recommended by management. According to Company management, the Board of Directors would, from time to time, consider tendering for shares if and only if certain operational and profitability benchmarks are achieved.

During March 2011, Belk announced approval of an offer to repurchase up to 2.2 million shares of the Company’s common stock at a price of $33.70 per share. The company expects to launch the repurchase offer on or about April 18, 2011. The Company also declared a regular dividend of $0.55 per share for shareholders of record on March 30, 2011.

Financial Statement Analysis

An essential step in the valuation of any company is an analysis of its performance over time. Past sales and earnings growth can provide an indication of future growth and can put a company’s earnings in an historical context. Other things being equal, a company with rapidly rising sales and earnings is worth more than one with little or no growth. The following section examines key trends in Belk’s financial statements during the latest five-year period.

Balance Sheets

Belk’s balance sheets as of or near January 29, 2007 through 2011 are incorporated in Exhibit 2 in Appendix A.

•	The Company’s total assets decreased from $2.8 billion as of January 29, 2007 to $2.4 billion as of January 29, 2011. This decrease is primarily due to lower net fixed assets and other assets.

•	Net property and equipment totaled $1.3 billion as of January 29, 2007. Net property and equipment was $951.1 million, or 39.8 percent of total assets as of the valuation date.

•	Merchandise inventory was the largest subset of current assets. Inventory totaled $808.5 million as of January 29, 2011, or 33.8 percent of total assets.

•	Current liabilities decreased from $517.6 million as of January 29, 2007 to $393.6 million as of January 29, 2011. This decrease is due mainly to decreases in accounts payable. Accounts payable was the largest portion of current liabilities, which totaled $196.6 million as of January 29, 2011.

•	Total stockholders’ equity decreased from $1.3 billion as of January 29, 2007 to $1.2 billion as of January 29, 2011.

Income Statements

Belk’s income statements for the fiscal years ended on or near January 29, 2007 through the year ended 2011 are incorporated in Exhibit 3.

•	Net revenue decreased over the period analyzed, from $3.7 billion to $3.5 billion for the years ended January 29, 2007 and January 29, 2011, respectively. Net revenue for the 52-week period increased 5 percent compared to the prior-year period. On a comparable store basis, sales increased 5.1 percent. The increase was due to improved sales trends and strong results in the fourth quarter. The merchandise categories with the best sales performance for the year included shoes, cosmetics, men’s and home.

•	As a percent of revenue, gross profit decreased over the period analyzed, from 33.5 percent for the year ended January 29, 2007 to 33 percent for the year ended January 29, 2011. Gross profit margin for the year ended January 29, 2011 totaled approximately $1.2 billion.

Belk, Inc.

•	Operating margins decreased over the period analyzed, from 8.8 percent for fiscal year ended January 29, 2007 to 7 percent for the year ended January 29, 2011. For the year ended January 29, 2011, operating income totaled approximately $246 million.

•	Belk’s net income decreased from $181.9 million, or 4.9 percent of revenue for the year ended January 29, 2007 to $127.6 million, or 3.6 percent of revenue for fiscal year end January 29, 2011.

Financial Statement Adjustments

Investment return is determined by future cash flows. Expectations about a company’s business activity, its revenue and operating returns, as measured by earnings and cash flow, are critical to assessing the value of Belk and, hence, its common stock. If Belk’s operations have changed substantially over time in ways that make prior financial data less useful for determining present and prospective earning power, then it becomes necessary to adjust Belk’s income statement to account for these changes.

We made several adjustments to the operating data of Belk because we determined that these expense/income items understate/overstate the normal operations of the Company. These adjustments are shown in Exhibit 4, and described as follows:

•	Non-recurring impairment of long-lived assets was added back to earnings in fiscal years 2007 through 2011.

•	Gains on the sale of assets (including property and equipment) were subtracted in fiscal years 2007 through 2011 because it is an expense that is not associated with the normal operations of the business.

•	Pension curtailment was added back in fiscal years 2007 and 2010 because we deemed this to not be associated with the normal operations of the business.

Summary of Positive and Negative Factors

Valuation methodology encompasses the analysis of quantitative fundamental data and empirical capital market evidence, and also of qualitative factors relevant to a subject industry and company. The quantitative fundamental data and empirical capital market evidence will be discussed in later sections of this report. Qualitative factors generally refer to certain aspects specific to an industry or business that are critical in assessing the risk and expected return for such an investment. Perceptions of differences between Belk and comparable alternative investment opportunities provide a basis for identifying risk as well as return potential. The following is a summary of positive and negative qualitative factors pertaining to Belk:

Positive Factors

•	Belk has been in existence since 1888 when William Henry Belk opened a small bargain store in Monroe, N.C. Today, there are approximately 305 Belk stores in 16 states (primarily in the Southeast), indicating growth and stability over the years.

•	In October 2006, Belk completed the purchase of Parisian department stores. The transaction netted Belk 38 new stores and the Company believes the purchase will strengthen its competitive advantage in key markets and substantially expand the customer base. Belk managed to retain the key employees of the shoe department, which was Parisian’s top-performing department.

•	In the summer of 2006, Belk purchased the assets of Migerobe, Inc. (an independent company which had been operating jewelry counters within Belk stores) and began operating its own fine jewelry departments.

•	The Company relaunched its totally redesigned and expanded Belk.com website in fiscal year 2009 and began operating a 144,000 square foot eCommerce fulfillment center in Pineville, North Carolina to process handling and shipping of online orders. The new website features a wide assortment of fashion

Belk, Inc.

apparel, accessories and shoes, plus a large selection of cosmetics, home and gift merchandise. Many leading national brands are offered at the website along with the Company’s exclusive private brands.

•	Belk’s net debt (long term debt less cash and investments) as of the valuation date was approximately $79.7 million, down from $93.6 million as of January 29, 2010. This significant decrease in net debt results from Belk having paid down debt and despite decreases in its cash balances. Cash totaled $453.4 million and $585.9 million as of January 29, 2011 and 2010, respectively.

•	The Company declared a regular dividend of $0.55 per share for shareholders of record on March 30, 2011. This is a significant increase over the prior year’s dividend of $0.40 a share. Additionally, Belk paid a special dividend during 2010.

•	The Company started a new initiative to improve merchandise buying, planning and assortment performance called Project Impact. Project Impact’s goals are to strengthen and tailor their assortments to meet the needs of their customers and to improve efficiency and margins. Project Impact has seven major initiatives and is led by the CEO.

•	Belk launched a company-wide re-branding and corporate marketing initiative in October 2010 that includes a new logo and tag line, “Modern. Southern. Style.” New signs were installed in 60 stores before year-end 2010 with the balance scheduled for installation by November 2011. Newly designed charge cards were issued in October 2010 to Belk Elite and Premier customers, to be followed by Belk Rewards cardholders in March 2011. Belk’s new corporate identity is being supported by an extensive branding and advertising campaign that includes market-wide television and print advertising, circulars, direct mail and social media, all of which incorporate Belk’s new graphic elements and brand messages. Based on discussion with Company management, customers welcomed the re-branding initiative, as based on customer surveys.

Negative Factors

•	The retail industry in which Belk operates is experiencing very intense direct and indirect competitive pressures from industry giant Wal-Mart Stores, discounters, e-commerce, and specialty stores. Further industry pressures on department stores are discussed in detail in Appendix C of this report.

•	Although the Company’s stock has a ticker symbol (for both Class A and B shares), it is rarely traded over-the-counter and no public trading market of any significant depth or substance has developed for Belk’s stock. This is clearly evidenced by the scarcity of trades as shown on Exhibits 11(A) through 11(C) in Appendix A of this report.

•	The Company’s corporate structure of Class A and Class B shares makes it an undesirable merger or takeover candidate. New outside investors acquiring shares from the founding stockholders who hold Class A shares automatically lose 9 votes per share due to the conversion of Class A stock to Class B stock. This makes the assembly of a voting control block from the Belk family and the other founding families very difficult.

•	Belk is investing $150 million in information technology as part of a three-year rebuilding program. Company management indicated that Belk was trailing their competitors in this field, and has to play “catch-up.” The Company is investing significant resources into this program, and there are risks that their goals will be unachieved.

•	In October 2010, Belk launched a branding campaign which included a change in the logo and extensive advertising and promotional activity in connection with the Company’s new logo, brand and tagline. Belk is investing approximately $70 million over the next 18 months in advertising, supplies and capital, and is in the process of changing exterior and interior signage on all stores. If customers do not accept the new branding efforts, sales, performance and customer relationships could be adversely affected.

Belk, Inc.

•	Belk’s business depends upon the ability to anticipate the demands of customers for a wide variety of merchandise and services. Belk routinely makes predictions about the merchandise mix, quality, style, service, convenience and credit availability of its customers. If Belk does not accurately anticipate changes in buying, charging and payment behavior among customers, or consumer tastes, preferences, spending patterns and other lifestyle decisions, it could result in an inventory imbalance and adversely affect performance and relationships with their customers.

•	The launch of the much popularized Kristin Davis line did not meet Belk’s expectations and the Company decided to terminate the agreements and product lines. The Company took aggressive mark downs to clear the inventory. However, Belk has experienced acceptance of other new private brands such as ND (New Direction) and Madison in moderate women’s apparel. We believe the jury is still out as to whether the Company can accurately anticipate customer’s preferences and Belk can succeed with their private brands.

Belk, Inc.

III. Identification of Guideline Companies

Overview

The purpose of compiling guideline company statistics is to develop value measures based on prices at which stocks of similar companies are trading in a public market. The value derived from this method is a marketable, minority ownership interest, with the assumption that it is a going concern business. The first step in finding such “guideline companies” is to identify the most appropriate Standard Industrial Classification (SIC) code. Belk most closely resembles companies in the following SIC code:

•	SIC 5311: Department Stores

Descriptions of Selected Companies5

Our SIC search uncovered several companies. We narrowed this list to nine companies that were the most applicable based on markets, business strategies, products offered and other factors. The following is a description of each of these companies.

The Bon-Ton Stores, Inc.

The Bon-Ton Stores, Inc., through its subsidiaries, operates department stores in the mid-size and metropolitan markets of the United States. Its stores offer brand-name apparel and accessories for women, men, and children, as well as provide cosmetics, home furnishings, footwear, intimate apparel, and juniors’ apparel. As of January 30, 2010, the company operated 275 department stores including 11 furniture galleries under various nameplates, including the Bon-Ton, Bergner’s, Boston Store, Carson Pirie Scott, Elder-Beerman, Herberger’s, and Younkers in 23 northeastern, midwestern, and upper Great Plains states; and under the Parisian nameplate in Detroit, Michigan. The Bon-Ton Stores, Inc. was founded in 1898 and is headquartered in York, Pennsylvania.

Dillard’s, Inc.

Dillard’s, Inc., together with its subsidiaries, operates as an apparel and home furnishing retailer in the United States with revenues exceeding $6.2 billion. The company offers a selection of merchandise, including fashion apparel for women, men, and children, as well as accessories, cosmetics, home furnishings, and other consumer goods. Its merchandise selections include lines of brand merchandise, such as Antonio Melani, Gianni Bini, Roundtree & Yorke, and Daniel Cremieux. It also sells its merchandise online through its Web site at dillards.com. In addition, the company operates as a general contracting construction company. Dillard’s operated 296 retail department stores and 14 clearance centers in 29 states. The company was founded in 1938 and is based in Little Rock, Arkansas.

Kohl’s Corporation

Kohl’s Corporation operates department stores in the United States. The company’s stores feature private and exclusive, as well as national branded apparel, footwear, accessories, soft home products, and house wares targeted to middle-income customers. The company operates 1,097 stores located in 49 states with sales in excess of $18 billion. The company also offers on-line shopping on its Web site at Kohls.com. Kohl’s was founded in 1962 and Kohl’s Corporation was organized in 1988 and is headquartered in Menomonee Falls, Wisconsin.

Nordstrom, Inc.

Nordstrom, Inc., a fashion specialty retailer, offers apparel, shoes, cosmetics, and accessories for women, men, and children in the United States. The company offers a selection of brand name and private label merchandise. It sells its products through various channels, including ‘Nordstrom’ full-line stores, ‘Nordstrom Rack’ off-price stores,

5 Business descriptions from CapitalIQ.

Belk, Inc.

‘Last Chance’ clearance stores, and ‘Jeffrey’ boutiques; and through catalogs and the Internet. Nordstrom, Inc. also provides a private label card, two Nordstrom VISA credit cards, and a debit card for Nordstrom purchases. Its credit and debit cards feature a shopping-based loyalty program. The company also designs and contracts to manufacture private label merchandise sold in its retail stores. Nordstrom has 210 retail stores located in 28 states. The company was founded in 1901 and is based in Seattle, Washington.

J.C. Penney, Inc.

J. C. Penney Company, Inc., through its subsidiary, J. C. Penney Corporation, Inc., operates a network of department stores in the United States and Puerto Rico. It sells family apparel and footwear, accessories, fine and fashion jewelry, beauty products, and home furnishings. The company also provides various services, such as styling salon, optical, portrait photography, and custom decorating. It sells its products through department stores and catalogs, as well as through the Internet at jcp.com. As of January 30, 2010, the company’s distribution network included 13 merchandise distribution centers, 5 regional warehouses, and 4 direct fulfillment centers. It operates 1,108 department stores throughout the United States and Puerto Rico with sales of $17.8 billion. The company was founded in 1902 and is based in Plano, Texas.

Target, Inc.

Target Corporation operates general merchandise and food discount stores in the United States. The company views itself as “an upscale discounter” according to Target’s investor relations website. The company offers household essentials; hardlines, including electronics, music, computer software, and toys; apparel and accessories, jewelry, and shoes; home furnishings and decor consisting of furniture, lighting, and kitchenware, as well as seasonal merchandise; and food and pet supplies primarily under Target and SuperTarget trademarks. It also sells its merchandise under private-label brands, including Archer Farms, Archer Farms Simply Balanced, Boots & Barkley, Choxie, Circo, Durabuilt, Embark, Gilligan & O’Malley, itso, Kaori, Market Pantry, Merona, Play Wonder, Room Essentials, Smith & Hawken, Sutton and Dodge, Target Home, Vroom, up & up, Wine Cube, and Xhilaration. The company also offers merchandise through programs, such as ClearRx, GO International, Great Save, and Home Design Event. In addition, it markets its merchandise under licensed and designer brands comprising C9 by Champion, Chefmate, Cherokee, Converse One Star, Eddie Bauer, Fieldcrest, Genuine Kids by Osh Kosh, Kitchen Essentials by Calphalon, Liz Lange for Target, Michael Graves Design, Mossimo, Nick & Nora, Sean Conway, Simply Shabby Chic, Sonia Kashuk, and Thomas O’Brien.

Target Corporation also operates in-store amenities, such as Target Cafe, Target Clinic, Target Pharmacy, and Target Photo, as well as leased or licensed departments, including Optical, Pizza Hut, Portrait Studio, and Starbucks. The company markets its products through its network of distribution centers and third parties, as well as through its online shopping site, Target.com. Target operates 1,755 stores in 49 states and the District of Columbia (including 252 SuperTarget stores). Target Corporation also provides credit to qualified guests through its branded proprietary credit cards, including the Target Visa and the Target Card. The company was founded in 1902 and is headquartered in Minneapolis, Minnesota.

Saks, Inc.

Saks Incorporated, together with its subsidiaries, operates fashion retail stores in the United States. The company’s stores offer a range of luxury fashion apparel, shoes, accessories, jewelry, cosmetics, and gifts. It operates stores under Saks Fifth Avenue (SFA) and Saks Fifth Avenue OFF 5TH (OFF 5th) brand names. SFA stores are principally free-standing stores in shopping destinations or anchor stores in upscale regional malls. OFF 5th stores are primarily located in upscale mixed-use and off-price centers. Saks operated 46 SFA stores in 23 states and 57 OFF 5th stores nationwide. The company also sells its products through catalogs or Internet at saks.com. It has a credit card strategic alliance with HSBC Bank Nevada, N.A. Horace Saks and Bernard Gimbel opened Saks Fifth Avenue in 1924 and the company today is still headquartered in New York, New York.

Belk, Inc.

Stein Mart, Inc.

Stein Mart, Inc. operates retail stores that offer fashion merchandise for men and women in the United States. Stein Mart bills itself as “a hybrid between a better department/specialty store and a traditional off-price retailer” on its investor relations website. The company does not sell merchandise over the internet, although it offers the purchase of electronic gift certificates on line. The company’s stores provide fashion apparel, accessories, gifts, linens, and shoes. It operates a chain of 263 retail stores in 30 states and the District of Columbia. Stores average approximately 37,000 square feet. The company was founded in 1908 and is headquartered in Jacksonville, Florida.

Macy’s Inc.

Macy’s, Inc., together with its subsidiaries, operates department stores and Internet Websites in the United States. The company’s retail stores and Websites sell a range of merchandise, including men’s, women’s, and children’s apparel; and accessories, cosmetics, home furnishings, and other consumer goods. As of January 30, 2010, it operated 810 Macy’s stores in 45 states, the District of Columbia, Guam, and Puerto Rico and 41 Bloomingdale’s stores in 12 states, as well as websites under macys.com and bloomingdales.com names. The company was formerly known as Federated Department Stores, Inc. and changed its name to Macy’s, Inc. in June 2007. Macy’s, Inc. was founded in 1820 and has corporate offices in Cincinnati, Ohio, and New York City.

Belk, Inc.

IV. Valuation Analysis

In general, the techniques, rules, and factors outlined in Revenue Ruling 59 — 60 can be categorized into three distinct and general approaches for valuing the stock of closely held companies. Professional appraisers will use various methods under these three approaches to estimate the value of closely held companies. Of course, the objective of using more than one approach is to develop mutually supporting evidence as to the conclusion of value.

While the specific titles of these three approaches may vary, the generic names are as follows:

•	The market approach,

•	The income approach, and

•	The asset-based approach.

In approaching the valuation of Belk, a variety of factors were taken into consideration, including: (1) the nature and history of the business, its current position and its outlook; (2) the general and relevant economic conditions prevailing at the valuation date; and (3) the conditions and outlook for the industry as of the valuation date.

After giving consideration to each of the three general valuation approaches, we determined that the most appropriate approaches for our valuation analysis are the market and income-based approaches.

We were unable to derive any meaningful indications of value from the asset-based approach because as an operating company, the value of Belk’s assets is most accurately represented by their ability to generate earnings. Therefore, the value of the Company’s assets is best estimated through the selected market and income-based approaches.

The Market Approach

In the valuation of Belk, we employed two separate methods under the market approach. They are the guideline publicly traded company method and the previous transactions method. The following section outlines the theory and methodology, the calculations of and the conclusions of the two methods under the market approach.

Valuation Theory and Methodology: The Guideline Publicly Traded Company Method

It is often stated that values are best determined and tested in the marketplace. However, when valuing the shares of a closely held company, there is usually no such marketplace. One of the most fundamentally sound approaches for determining the value of closely held common shares is to look to the public market for evidence of prices investors are willing to pay for companies in the same-or similar-lines of business. Such a comparison to ‘guideline’ publicly traded companies is the basis of the guideline method.

The key steps to the guideline publicly traded company method are:

1.	the identification of a set of guideline publicly traded companies;

2.	the calculation of market pricing multiples based upon the guideline companies’ quoted trading prices and financial fundamentals;

3.	the selection of appropriate market pricing multiples to be applied to the subject company’s financial fundamentals;

4.	the calculation of one or more indications of value for the subject company based upon the application of the selected market pricing multiples;

5.	the selection of the relative emphasis to be placed on each of the resulting indications of value; and

6.	the estimation of an overall indication of value from this method.

Belk, Inc.

Since the market pricing multiples used in this method are based on minority transactions in the public markets, the resulting indications of value are on a minority interest basis. Because we are valuing Belk on a minority interest basis, it was unnecessary to make any adjustments for control using this method.

We used a debt-free method in our guideline publicly traded company analysis. Debt-free valuation methods are commonly used in the valuation of closely held companies in order to minimize capital structure differences between a subject company and the guideline companies. The greater the differences between the companies’ capital structures, the more useful it is to use debt-free valuation methods.

Since these methods are based on economic cash flows that accrue to both debt and equity shareholders, they result in indications of value for a subject company’s total capital. For purposes of our analysis we refer to total capital as the market value of invested capital (“MVIC”), which is typically defined as follows:

Market value of short-term interest-bearing debt
+	Market value of long-term interest-bearing debt, including capitalized leases
+	Market value of preferred stock outstanding
+	Market value of common stock outstanding

=	Market value of invested capital

Since MVIC includes the value of both debt and equity, the market value of interest-bearing debt must be subtracted from MVIC in order to arrive at the indicated value of stockholders’ equity. As of January 29, 2011, interest-bearing debt, net of cash and investments was approximately $79.7 million.

We considered the following debt-free market pricing multiples in our guideline publicly traded company method analysis:

1.	MVIC/Earnings before interest, taxes, depreciation, and amortization (EBITDA);

2.	MVIC/Earnings before interest and taxes (EBIT);

3.	MVIC/Revenue;

4.	MVIC/Debt Free Net Income (DFNI); and

5.	MVIC/Debt Free Cash Flow (DFCF).

We considered these market pricing multiples based on two historical time periods; the latest 12-month period ending January 29, 2011 (the “LTM period”) and a three-year historical average.

Exhibit 9 presents a summary of (1) Belk’s financial fundamentals, (2) the range of market pricing multiples calculated for the guideline companies, (3) the guideline public company pricing multiples selected to be applied to Belk’s financial fundamentals, (4) the resulting indications of value, and (5) the overall indication of value resulting from the guideline publicly traded company method.

Exhibits 10(A) through 10(I) present the calculation of the selected market pricing multiples for the guideline companies as well as certain underlying financial information.

The adjusted multiples were based upon consideration of differences in growth, size, risk, and profitability of the guideline companies relative to Belk. Exhibit 9 summarizes the selection of the debt-free market pricing multiples as applied to Belk. In our opinion, a hypothetical willing buyer would weight the latest twelve months period and the three-year historical average period equally. Accordingly, we weighted 50 percent to the latest twelve month period and 50 percent to the three-year historical average.

As shown in Exhibit 9, the application of the selected debt-free market pricing multiples resulted in an indicated value for Belk’s MVIC of approximately $2.3 billion. In order to arrive at the indicated value of equity, it is necessary to subtract the interest-bearing debt. After subtracting the interest-bearing debt (net of cash and investments) of $79.7 million, the indicated market value of equity on a marketable, minority interest basis was approximately $2.25 billion.

Belk, Inc.

Valuation Theory and Methodology: The Previous Transactions Method

The objective of our analysis is to estimate the fair market value of minority ownership interests in Belk. As part of our consideration of the value, we reviewed previous transactions in the Company’s stock to determine if any of the prior transactions would provide a meaningful indication of value.

Historically, there have been two avenues for achieving transaction-based liquidity for Belk shares: privately negotiated sales and repurchase offers by the Company. The history of these activities was outlined previously in Section II above.

The data show that the tender offers have consistently been undersubscribed, indicating that there was not as much pent-up interest in selling shares as Belk management and the board had assumed. By the same token, the lack of privately negotiated transactions discussed below also indicates that there has been a lack of buyer interest in acquiring Belk shares historically. It appears that shareholders have used the tender offers as valuation of price and wait until the Company tenders shares to reduce their holdings.

Arm’s length transactions between unrelated parties involving the subject company stock as of a date proximate to the valuation date can provide meaningful evidence of value if the transactions are timely and truly at arm’s length. Although one must consider prior sales of the Company’s stock as an indication of value, this is not always a reliable valuation method if: (1) the sales are rare or not timely; (2) the number of shares sold differ substantially from the shares to be valued currently; or (3) it is difficult to establish if the selling price to a related party or a family member is an arm’s length price. The details of stock transactions must be investigated to estimate whether they are true indicators of value. Caution should be exercised concerning whether a transaction was between parties who perceived similar benefits of control or lack thereof, relative to the subject block. One must also consider all of the terms of the transaction.

Belk shares do not trade on any organized securities market. Historically, shareholders seeking to sell or buy shares typically contact the Company, which refers interested parties to a local stock broker in Charlotte who from time to time is able to match buyers and sellers. Because the trades are arranged by the broker as an intermediary, Belk shares have been assigned NASD trading symbols (for Class A and B shares) in the over-the-counter market under the ticker symbol BLKIA and BLKIB, for the Class A and B shares, respectively. Inquiries to the brokerage firms listed from time to time as making a market in Belk shares indicated that no significant inventories of shares are held by the brokerage firms and that trades are, essentially, arranged by linking buyers with sellers in very much the same historic manner in which Belk shares have previously traded.

Upon examining the trading data, we note that the Belk share trading prices were trending upwards during the period prior to the valuation date, reflecting the general improvement in United States equity securities markets and the retailer-department store stocks in particular during this period. Based upon the known terms of the transactions, and the timeliness of the most recent trades, we conclude that the evidence suggests a normative value of $24.50 per privately-marketable share as the starting point for the analysis of the fair market value of the subject shares, based on the sparse number of small block trades prior to the subject valuation date. As summarized on Exhibit 11(C), based on the 46.3 million shares outstanding and a price of $24.50 per share, the indicated market value of equity was $1.1 billion.

Income Approach

The income approach is based on the premise that the value of a company is equal to the present value of all the future expected economic income to be derived by the company’s shareholders.

All of the different income approach methods may be broadly categorized into the following:

1.	those that rely on direct capitalization, and

2.	those that rely on yield capitalization.

Belk, Inc.

In direct capitalization analysis, the analyst estimates the appropriate measure of economic income for one period (i.e., one period future to the valuation date) and divides that measure by an appropriate in-vestment rate of return, or capitalization rate.

In yield capitalization analysis, the analyst projects the appropriate measure of economic income for several discrete time periods into the future. The projection of the prospective economic income is converted into a present value by the use of a present value discount rate, which is the investor’s rate of return or yield rate over the expected term of the economic income projection.

Company management provided us with financial projections for the fiscal years 2011 through 2013. Accordingly, we utilized the yield capitalization analysis. Specifically, we utilized the discounted cash flow method, as summarized in the succeeding paragraphs.

Discounted Cash Flow Method

The discounted cash flow (“DCF”) method is a well-recognized technique used to value companies on a going concern basis. It has intuitive appeal since it incorporates the risk/return perspective, which is so critical to the investment decision process.

The DCF method to valuation is based on the premise that the value of a closely held company is equivalent to the present value of the future economic income to be derived by the Company’s shareholders. This method requires an in-depth analysis of the subject company’s revenue, fixed and variable expenses, capital structure, and growth. The future net free cash flows of the Company are estimated and the present value of these cash flows, along with a residual (or terminal) value, is calculated based upon an appropriate present value discount rate.

Projected Financial Statements

The first step in the DCF method is to develop reasonable projections of income for Belk. The projections were provided by Belk’s management team. We evaluated these projected financial statements in detail and believe them to be a reasonable estimate of the Company’s future financial performance in light of its historical performance and current expectations for the industry. Belk’s projected income statements are depicted on Exhibit 7 and projected balance sheets on Exhibit 6.

Estimation of a Present Value Discount Rate

The second step in the DCF method is to estimate a present value discount rate that is appropriate for the Company’s future cash flows. The appropriate discount rate is Belk’s weighted average cost of capital (“WACC”). The WACC represents the weighted average of the cost of each of the components in the capital structure (i.e., debt and equity capital). These capital costs, expressed as required rates of return, are weighted according to an estimate of Belk’s market-value capital structure. The basic formula for computing a company’s after-tax WACC is as follows:

WACC	=	(Ke x We) + (Kd[1 — t] x Wd), where:

WACC	=	Weighted average cost of capital

Ke	=	Company’s cost of equity capital

Kd	=	Company’s cost of debt capital

We	=	Percentage of equity capital in the capital structure

Wd	=	Percentage of debt capital in the capital structure

t	=	Company’s effective income tax rate

We estimated the Company’s cost of equity capital using the “build-up” and the adjusted capital asset pricing model (“CAPM”) methods. These methods incorporate various market rates of return and risk premia, including a risk-free rate, a long-term equity risk premium, a small stock risk premium, an industry risk premium, and an unsystematic

Belk, Inc.

risk premium. Each of these components is discussed below and is incorporated in Exhibits 5(A) through 5(C) under Appendix A.

The DCF method is inherently based upon a long-term investment horizon. Therefore, the appropriate risk-free rate is represented by a long-term government security. The yield to maturity of a U.S Treasury bond maturing on or about 20 years after the valuation date is the most appropriate risk-free rate since it best matches the longer-term operating horizon of the subject company. The stated yield on Treasury bonds maturing approximately 20 years from the valuation date was 4.3 percent.

The leading authority on equity risk premiums is Ibbotson Associates. Ibbotson Associates annually publishes a calculation of the long-term equity risk premium. This premium is calculated by subtracting the risk-free rate (20-year Treasury bonds) from the total annual rates of return on common stocks (using the Standard & Poor’s 500 Index as a proxy). According to Ibbotson, the arithmetic mean equity risk premium for the period 1926 through 2009 was approximately 5.2 percent.

Ibbotson Associates also calculates the difference between the total returns of all public companies and returns exhibited by smaller, more thinly capitalized companies. Ibbotson calculates the premiums and are segmented into deciles based on market capitalization. The fifth decile ranges from $1.6 billion to $2.4 billion. Since Belk’s equity value is easily within this range, it is appropriate to use the fifth decile’s size premium. According to the Ibbotson study, the appropriate premium to be applied to Belk reflected an arithmetic mean annual return of approximately 1.7 percent above the overall equity risk premium exhibited by the S&P 500 common stock index.

Ibbotson also calculates industry risk premiums. According to Ibbotson, the industry risk premium for SIC Code 5311, Department Stores, was approximately 2.9 percent.

An additional unsystematic (i.e., company-specific) risk premium is often appropriate to reflect risks specific to an investment in a particular closely held company. An investment in Belk is subject to certain unsystematic risk factors (i.e., risks which are specific to Belk relative to the market as a whole). In our opinion a hypothetical willing buyer would incorporate an incremental risk premium of 1 percent based on factors summarized in Section II of this report. Our build-up method results in an estimated cost of equity capital of 15 percent. This represents a reasonable estimate of the rate of return that an informed investor would demand in return for an equity investment in the Company. The following table illustrates the cost of equity capital increments and the resulting cost of equity capital conclusion:

Build-up Method

	Risk Free Rate[a]	4.26%
+	Long term Equity Risk Premium[b]	5.18%
+	Small Stock Risk Premium[c]	1.69%
+	Industry Risk Premium[d]	2.92%

=	Market Cost of Equity	14.05%
+	Company-Specific Risk Premium[e]	1.00%

=	Concluded Cost of Equity	15.05%

In addition to calculating Belk’s cost of equity capital by the build-up method, we also utilized the adjusted CAPM to estimate an appropriate equity rate of return. Exhibit 5(C) presents the calculation of the industry beta as based on the nine guideline publicly traded companies. We utilized the pure-play method of calculating beta based on data provided by Bloomberg. Based on this analysis, we determined that the median beta is approximately 1.4. The

Belk, Inc.

following table illustrates the cost of equity capital increments and the resulting cost of equity capital conclusion of 14.3 percent:

Adjusted Capital Asset Pricing Model

	Risk Free Rate[a]		4.26%
+	Long term Equity Risk Premium[b]	5.18%
x	Industry Beta[f]	1.43

+	Beta Adjusted Equity Risk Premium		7.38%
+	Small Stock Risk Premium[c]		1.69%
+	Company-Specific Risk Premium[e]		1.00%

=	Concluded Cost of Equity		14.33%

Based on a 15.05 percent cost of equity from the build-up method and a 14.33 percent cost of equity from the adjusted CAPM method, we determined that an appropriate cost of equity for Belk was the average of these two methods, and therefore we rounded the results to 15 percent.

We estimated Belk’s cost of debt capital to be 6.1 percent based on the average rate on Moody’s seasoned Baa Bonds as of the valuation date. After tax-affecting the pretax cost of debt at the Company’s estimated tax rate of 36.0 percent, we arrived at an after tax cost of debt capital of 4 percent.

The appropriate weights to accord to these costs of capital are the respective percentages of debt and equity in Belk’s capital structure (on a market value basis). From industry analysis, analysis of the guideline publicly traded companies, an iterative process and from discussion with Company management, we determined a capital structure of 95 percent equity and 5 percent debt. Using the costs of capital estimated above, we determined Belk’s WACC to be approximately 14 percent. Our calculation of Belk’s WACC is presented in Exhibit 5(A).

DCF Method Calculations

The variables essential to our analysis, and the calculations of our DCF analysis, are outlined below.

Projections of Cash Flow

An investment horizon should reflect two primary factors: (1) the anticipated number of years over which a reasonable estimate of some form of earnings return can be forecasted from existing operations, and (2) the investment objectives of the ownership interest.

The Company’s projected financial statements are presented in Exhibits 6 and 7. We evaluated these projected financial statements in detail and believe them to be a reasonable estimate of the Company’s future financial performance in light of its historical performance and current expectations for the industry.

Cash Flow Measure

For purposes of our analysis, the most relevant measure of cash flow is cash available for distribution to shareholders, above and beyond the Company’s normal cash requirements. This is often referred to as net cash flow (‘NCF’) and is typically calculated as follows:

Earnings before Interest and taxes (EBIT)
—	Taxes (assumed at 36 percent)
+	Depreciation and Amortization
—	Capital Expenditures
—	Operating Working Capital Additions

=	Net Cash Flow to Invested Capital (NCF)

Belk, Inc.

We calculated the Company’s NCF for projected fiscal years 2012 through 2014 based on the projected income statements. Further, depreciation and amortization, capital expenditures and operating working capital additions were provided by Company management. Our calculations of NCF are presented in Exhibit 8.

Calculation of Present Value

As shown in Exhibit 8, we calculated the present value of the Company’s discrete NCF as $491.4 million. However, since the underlying premise of the DCF method is that of a going concern, it is logical to assume that Belk has value beyond projected fiscal year 2014. Therefore, our DCF analysis also incorporates a terminal value.

Effectively, a terminal value represents the amount for which a company could be sold at the end of the forecast period. Our terminal value calculation incorporates an estimated long-term growth rate of 4 percent, based on industry analysis and discussions with Company management. The terminal value was calculated based upon a standard constant growth model. This widely used method essentially estimates the value for which a company could be sold at the end of the forecasted period. Using the constant growth model we arrived at a present value for the Company’s terminal NCF of approximately $1.5 billion.

By combining the present value of the terminal cash flow with the present value of the discrete cash flows, we arrived at an indication of the Company’s MVIC of approximately $2 billion. After subtracting Belk’s net interest-bearing debt of approximately $79.7 million, the indicated value of common equity on a marketable minority interest basis is approximately $1.9 billion.

The Asset-Based Approach

We considered the asset-based approach for use in our analysis but did not rely on any of these methods in arriving at our estimate of value. We did not use any asset-based methods primarily because the value of Belk’s assets are best represented by the economic earnings those assets can generate and because of the difficulty inherent in discretely appraising all of Belk’s individual assets and liabilities.

Belk, Inc.

V. Valuation Synthesis and Conclusion

We arrived at indications of the fair market value of Belk’s equity on a minority, publicly marketable basis through three generally accepted valuation methods: (1) the guideline publicly traded company method; (2) the previous share transaction method; and (3) the discounted cash flow method.

Indicated Equity Value — Discounted Cash Flow and Guideline Public Company Methods

The (1) guideline publicly traded company method and (2) DCF method indicated values are on a marketable, minority interest basis. These two methods were weighted equally to arrive at the publicly marketable common equity value of $2.1 billion. As of the valuation date, Belk reported $5.4 million in swappable debt in excess of face value. This liability must be serviced and is therefore subtracted from the publicly marketable common equity value of Belk. Upon subtraction of the $5.4 million liability, the adjusted publicly marketable common equity value of Belk is approximately $2.1 billion.

As previously noted, the (1) guideline publicly traded company method and (2) DCF method indicated values are on a marketable, minority interest basis. It is necessary to apply a discount for the relative lack of marketability inherent to the shares of Belk (see Appendix D for detailed analysis and discussion). The adjusted publicly marketable common equity value of $2.1 billion is discounted by 20 percent to reflect the lack of marketability. The magnitude of the discount is influenced, in part, by the size of the block of stock being valued, SEC restrictions, actual trading volume, the prevailing macro-economic conditions as of the valuation date, the proposed tender offer and the dividend distribution policy of the firm.

The indicated equity value for Belk on a privately marketable, minority interest basis, as based on the DCF and guideline publicly traded company methods was approximately $1.7 billion.

Indicated Equity Value — Previous Transactions Method

The indicated per share value on a privately marketable, minority basis was $24.50 based on the most recent transaction. As summarized on Exhibit 11(C), based on the 46.3 million shares outstanding and a price of $24.50 per share, the indicated market value of equity was $1.1 billion.

Conclusion

We weighted the previous transactions method by 20 percent and the DCF and the guideline publicly traded company method by 80 percent. The reasons for weighting the previous transaction method 20 percent are as follows:

•	Not all of the transactions can be clearly identified as arm’s-length;

•	The history of the trading indicates that investors tend to follow Willamette Management Associates’ valuations, and therefore trading values tend to be a lagging indicator of value;

•	The stock is thinly and scarcely traded. This calls into question whether there are an adequate number of participants to create reliable fair market values from trading prices;

•	No public securities analysts follow Belk stock; and

•	Over-the-counter market values appear to carry no or virtually no inventory of Belk stock. Therefore, market makers have little or no incentive to price Belk stock correctly for internal purposes.

Upon placing the weightings, the indicated total equity value of Belk on a nonmarketable, minority ownership interest basis, as of January 29, 2011 was:

$1,560,853,000

Or

$33.70 per share.

Belk, Inc.

Appendix A
Exhibits

Belk, Inc.

Appendix B
Industry Overview

Belk, Inc.

Industry Overview6

Industry Definition

This industry is part of the Retail Trade sector in the US. Operators in this industry retail a broad range of general merchandise including drugs, health and beauty aids, clothing, footwear, accessories, appliances, home furnishings, toys and sporting goods, lawns, garden and automotive equipment, etc. These goods are purchased from domestic (and in some cases international) manufacturers and wholesalers. Operators then retail these goods, through their store, to the general public.

NAICS definition: This industry comprises establishments known as department stores primarily engaged in retailing a wide range of the following new products with no one merchandise line predominating: apparel, furniture, appliances and home furnishings; and selected additional items, such as paint, hardware, toiletries, cosmetics, photographic equipment, jewelry, toys and sporting goods. Merchandise lines are normally arranged in separate departments.

Activities (Products and Services)

The primary activities of this industry are:

•	Department store operations

The major products and services in this industry are:

•	Women’s Wear

•	Men’s Wear

•	Electronics, sporting goods, toys and appliances

•	Home furnishings and decor

•	Cosmetics

•	Accessories

•	Children’s Wear

•	Footwear

•	Intimate Apparel

•	Junior wear

Executive Summary

The Department Stores industry is feeling the pressure from many fronts. Competition from big-box retailers and online shopping outlets has been putting the heat on the industry for years. Additionally, the recession has caused many shoppers to put off spending or change their habits by shopping at discount stores, warehouses and superstores. Over the five years to 2010, industry revenue is estimated to decline at an average annual rate of 2.7% to $195.6 billion. The strongest decline occurred during the economic downturn in 2009, when department store sales dropped by 9.5%. However, this trend is expected to improve in 2010, when revenue is expected to fall by about only 1.5%.

Industry profitability has also suffered at the hands of the recession. However, operators have managed to keep earnings above the zero mark. Net profit will average 1.9% of sales during 2010, which is significantly lower compared with 4.0% in 2005. Companies have not been able to cut costs at the rate of declining revenue. In addition,

6 IBISWorld: Department Stores in the United States, December 2010.

Belk, Inc.

companies have had to lower price markups on items and hold sales events to draw in consumers and remain competitive. However, some major players have performed better than others; Kohl’s Corp., for instance, outplayed other large department store owners by posting consistent profit of over 5.0% during 2008 and 2009. This profitability resulted from the company’s desirable product mix and more affordable prices. On the other hand, Macy’s Inc. experienced major losses in those two years, leading to company restructuring.

The industry is in the decline phase of its economic life cycle, which is evident through weak profit, falling participation and strong competition with other markets. Furthermore, the industry is highly saturated, with the top four players’ revenue contributing to 77.0% of the total industry revenue. Only players that can continue to be competitive in price and product, such as Kohl’s and Target Corp., will be able to stay strong over the five years to 2015. The total number of establishments is expected to decline by an average annual rate of 0.9% to 9,182 over the five years to 2010, while employment is expected to fall by about 1.0% annually to 1.4 million people. Over the five years to 2015, this downward trend is anticipated to continue, with the industry remaining in the decline phase of its life cycle. Consequently, revenue for the period is forecast to fall by an average annual rate of 2.4% to $173.2 billion.

Demand Determinants

Demand for spending at department stores is determined by the level of disposable income available, especially for items like clothing, footwear, cosmetics and home goods. Discretionary spending hit a roadblock in 2008 and 2009 as a result of declining household wealth brought on by rising unemployment, volatile markets and falling house prices. In general, however, income (especially personal disposable income) has been growing over time, with income growth reaching highs in the mid- to late 1980s and late 1990s.

Although income is a large determinant, households’ perceptions can also indicate future purchasing patterns by American households. Movements in consumer sentiment take into account household finances, business conditions, unemployment, inflation, interest rates and income, as well as government economic policy. In general, consumer sentiment has grown between the 1980s and 2000s. However, American household sentiment experienced a double-digit drop of 25.5% over 2008, the year that the United States entered a recession. Consumer sentiment continued to fall over 2009. Households are sobering up to years of high discretionary spending, which will undoubtedly have an adverse impact on department store sales.

Demand is also driven by fashion and marketing campaigns that highlight, for instance, an emerging clothing trend or a new fragrance. Seasonal and weather conditions are likely to drive demand for boots and coats during colder months and swimsuits during spring and summer. Prices at department stores reflect the middle market (often referred to as middle income earners), but consumers who find those prices out of their range may buy substitute products at different retail channels, like big-box stores that target low-income consumers.

Key Sensitivities

Competition from Substitutes — Electronic Shopping and Mail-order Houses — Department Stores

This industry is affected by competition from operators in the Electronic Shopping and Mail-Order Houses industry. The ease with which goods may be purchased on-line or via catalogs has forced operators to ensure they offer competitive prices. The development and technology penetration has ensured strong sales for online retailers. The primary success of online sales has been the development in paypal, improvements in technology and falling PC prices.

Competition from Substitutes — Warehouse Clubs and Superstores — Department Stores

Demand for merchandise supplied by this industry competes with the range of goods on offer by Department Stores.

Belk, Inc.

Consumer Sentiment Index

During periods of low consumer sentiment, consumers tend to constrain their weekly expenditures, thus causing a decline in demand for products stocked by department stores. Sentiment is another significant consideration is it reflects future consumer perceptions, determined by changes in disposable income, the cost of debt like interest rates as well as the unemployment rate.

Per Capital Disposable Income

Income is an important consideration given that it can be either spent or saved. During periods of low disposable income consumers may opt to purchase “value for money” products as opposed to top quality products. The change in the level of disposable income ultimately shifts consumer spending from traditional department stores which offer upscale products to discount and variety store purchases.

Population Growth Rate

Description:  The level of population growth in the US. This industry is sensitive to the population level across the USA. As the population in a specific region increases, operators may need to expand store numbers to cater for the growth in demand for merchandise.

Key Success Factors

The key success factors in the Department Stores industry are:

•	Ability to control stock on hand: Department stores need to have stringent stock control measures to ensure that popular items are re-ordered, low selling stock is disposed of and sufficient product lines and ranges are available.

•	Experienced work force: Department stores operate in a highly competitive environment. They require sales staff that are friendly, helpful and provide excellent customer service.

•	Ability to expand and curtail operations rapidly in line with market demand: Department stores operate in highly competitive environment. They need to expand operations during peak periods to meet increased demand (i.e., Christmas trading) but also curtail operations such weaker trading conditions (i.e., economic slowdown).

•	Attractive product presentation: Department stores require an effective layout and design, good shelf management, friendly and helpful service and present a clean environment.

•	Having a wide and expanding product range: Department stores should provide consumers with the ability to purchase all their personal and homeware needs under one roof.

Industry Concentration

The majority of stores in this industry are part of a chain and have numerous locations around the United States. In addition, stores tend to be on the larger side, with almost 89.0% of all stores employing more than 50 employees. Industry concentration measures the extent to which the top four players dominate an industry. According to IBISWorld estimates, the top four largest industry operators account 51.9% of industry revenue in 2010. The top four industry participants accounted for 44.8% of industry revenue in 2005, which indicates that concentration has increased as a result of merger and acquisition activity and major player store expansion. Some major transactions have included: the acquisition of The May Department Store by Federated Department Stores and the acquisition of Sears Roebuck and Co by Kmart Holding Corp to create Sears Holdings Corporation.

The increasing consolidation which is expected to take place within this industry will stem from mounting competition between operators for consumer dollars. In response, IBISWorld anticipates that operators will

Belk, Inc.

continue to review and diversify their product range and quality in a bid to meet consumer demand. Industry operators will also be affected by increasing competition from warehouse clubs and superstores.

Basis of Competition

Enterprises operating in this industry compete with other players that operate department stores. This industry is segmented into two distinct operators: up-market department stores and their discount variety counterparts. Despite this segmentation, both types of stores experience the same internal competition. Competition in this industry tends to be based on price, product range and quality, promotional offers, customer service levels and store location.

Price is possibly the most influential basis of competition within this industry. Consumers are generally price-conscious and hence will shop around to find what they consider to be a bargain. The range and quality of products offered by operators will also influence where consumers shop. If industry players operate in the up-market segment of the industry, then they should ensure that their product range and quality are comparative with other players in this segment.

Operators also compete on the basis of promotional deals. A number of industry players have highlighted the seasonal nature of their business and noted that the latter months of the year leading up to Christmas are usually busier than other months. Hence, promotional deals are usually conducted during the slower business months to maintain consumer awareness and boost company sales. During the economic downturn, players have had to lower their price markups on merchandise in order to remain competitive. As a result, many consumers have now become conditioned to wait for sales, which has hurt retailer margins. Operators in this industry also compete on the basis of store location. Operators planning to expand their store numbers will look for locations which are in prominent shopping centers and which provide easy access for consumers.

External Competition

Enterprises operating in this industry compete with players in other industries. These operators supply products that are also sold by department stores and hence consumers may opt to purchase from them as opposed to going to department store operators. These industries include big-box retailers, hardware stores, specialized clothing and shoes stores, furniture stores, home furnishing stores, electronic and appliance stores, pharmacies and drug stores, and cosmetics and beauty outlets. Industry research suggests that industry operators have experienced increased pressure from specialty retailers and home good chains in recent years. Further competition comes from online retailers that can offer lower prices on merchandise, as they do not have to pay for physical store space. Department store operators have responded by introducing new product ranges along with revamping promotional and advertising initiatives.

Outlook

The industry can expect more tough times over the next five years, as increased competition from online retailers and big-box operators hamper growth. As a result of these factors, industry revenue is forecast to decline by an average annual rate of 2.4% in five years to 2015 to $173.2 billion. The industry’s competitive nature will prompt further mergers and acquisitions between industry operators in an attempt to increase market share. Heightened competitive pressure in an overcrowded market will force department stores to grow by taking market share away from existing operators. Furthermore, the saturated product market is expected to provide little impetus for future growth. Department stores that do not differentiate their product and service offerings will find it increasingly difficult to compete against big-box stores, which primarily compete on price.

Similar to the five years to 2010, IBISWorld forecasts that the sector will continue to underperform during the five years to 2015, which can partly be attributed to a decline in industry establishments. Consolidation and a number of industry exits will result in total enterprise numbers dropping during the next five years. Despite the recovery in economic conditions during 2011 and 2012, the industry will also continue to experience falling sales. This trend will be similar to the aftermath of the 2001 recession, and is mainly driven by changing consumer shopping patterns. Consumers will purchase cheaper products online and in warehouses and superstores instead of department stores.

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Over the five years to 2015, the number of firms is forecast to fall by an average annual rate of 0.9% to 333. The drop in firms will be driven by weaker demand due to competition from online retailers and big-box stores. E-commerce, in particular, is expected to continue to rise as more individuals become comfortable purchasing items on the internet. The number of consumers placing online orders is forecast to increase over the five years to 2015. This trend will be supported by improvements in websites that make it easier for individuals to search for items, compare prices and make purchases. Faster internet connection speeds will also encourage the rise of e-commerce, along with growing confidence in the security of online retailing sites.

However, while online sales are expected to experience rapid growth, sales in traditional brick-and-mortar department stores will still account for the majority of total department store sales. The major factors limiting more widespread acceptance of the online ordering process is the inability to touch the products being bought and high shipping costs.

In addition to online retailers, big-box retailers will also hurt department stores’ growth as they continue to expand their product offerings. These larger operators provide a wider variety of products than department stores, and most items are also priced lower than their department store counterparts. As a result of these competitive pressures, the Department Stores industry is anticipated to undergo consolidation, as smaller department stores merge with competitors or their larger rivals in an attempt to gain scope, which will allow them to competitively price products.

Industry employment is also forecast to fall over the five years to 2015, declining at an average annual rate of 0.7% to 1.32 million people. Lower employment levels will occur as a result of continued cost-cutting measures implemented by companies in a bid to maintain profit margins. However, despite these efforts, industry margins are expected to account for about only 2.0% of industry revenue by 2015, as the industry continues to be hurt by weak sales and lower prices. Conversely, wages are actually expected to edge up, rising by about 0.2% annually to $26.4 billion in 2015. The slight increase in wages will be driven by improvements in employee salaries, which are projected to rise from $19,064 per person in 2010 to $19,933 in 2015.

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Appendix C
U.S. Economic Outlook

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U.S. Economic Indicators

In the valuation of any business interest, the valuation analyst should consider the general economic outlook as of the valuation date. This is because the national economic outlook influences how investors perceive alternative investment opportunities at any given time.

In our analysis, we considered the general economic climate that prevailed at the end of 2010. This section contains an overview of some selected economic factors, followed by a discussion of those factors that are critical over the long term. The topics addressed include general economic conditions, fiscal policy, consumer prices and inflation rates, employment growth and unemployment, interest rates, consumer spending, the stock markets, industrial production, and capital expenditures.

General Economic Conditions

In the fourth quarter of 2010, the U.S. economy continued its moderate growth. Gross domestic product (GDP) increased at an annual rate of 3.2 percent in the fourth quarter, according to advance estimates released by the Bureau of Economic Analysis. This followed a revised increase of 2.6 percent in the third quarter of 2010 and an increase of 1.7 percent in the second quarter of 2010. The economy has expanded for the past six quarters.

The fourth quarter increase primarily reflected higher personal consumption expenditures, nonresidential fixed investments, and exports.

Fiscal Policy

The federal government budget deficit was $371 billion in the first quarter of fiscal 2011, lower than the deficit for the same period a year ago. Revenue was 9 percent higher than a year ago, while spending was 3 percent higher than a year ago.

Revenue from individual income and payroll taxes combined increased by 23.1 percent in the first quarter of 2011 compared with the same quarter of fiscal 2010. Receipts of corporate income taxes increased by 5.3 percent for the period. Outlays increased 3.0 percent from the first quarter of fiscal 2010 to $902 billion. This amount included $34 billion in spending for unemployment benefits. Outlays for unemployment benefits for this period decreased by 14.8 percent from the same period in fiscal 2010.

The nation’s trade deficit decreased in November 2010 to $38.3 billion, down from $38.4 billion in October. Imports increased to $198.0 billion, and exports increased to $159.6 billion. For the three months ended in November 2010, exports of goods and services averaged $157.3 billion, while imports averaged $197.7 billion, resulting in an average deficit of $40.4 billion.

Monetary Policy

At its meeting on December 14, 2010, the Federal Open Market Committee (FOMC) of the Federal Reserve Bank voted to maintain a target range for the federal funds rate of 0 to 0.25 percent. The discount rate charged on direct loans to banks remained at 0.75 percent. According to their statement, “economic recovery is continuing, though at a rate that has been insufficient to bring down unemployment. Household spending is increasing at a moderate pace, but remains constrained by high unemployment, modest income growth, lower housing wealth, and tight credit. Business spending on equipment and software is rising, though less rapidly . . . while investment in nonresidential structures continues to be weak.” The FOMC expects that inflation will remain subdued for some time.

Consumer Prices and Inflation Rates

The consumer price index (CPI) increased 0.5 percent in December 2010, on a seasonally adjusted basis, following a 0.1 percent increase in November. Energy costs increased 4.6 percent and food costs were 0.1 percent higher. The core CPI, which excludes food and energy costs, increased by 0.1 percent in both December and November. For the

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12 months ended December 31, 2010, the CPI increased by 1.5 percent (not seasonally adjusted). The core CPI has increased 0.8 percent over the past 12 months.

The U.S. import price index increased by 1.1 percent in December 2010, following a 1.5 percent increase in November. Excluding petroleum, import prices in December 2010 increased 0.3 percent from November 2010. Petroleum prices increased 4.1 percent in December and were 11.9 percent higher than a year ago. Export prices increased 0.7 percent in December 2010 after increasing 1.5 percent in November. For the year ended December 31, 2010, import prices were up 4.8 percent, and export prices were up 6.5 percent.

The Personal Consumption Expenditure (PCE) price index increased 0.3 percent in December 2010 following an increase of 0.1 percent in November. The core PCE price index (excluding food and energy) increased less than 0.1 percent in December following the same increase in November.

Employment Growth and Unemployment

Total nonagricultural employment increased by 103,000 jobs (fewer than analysts had expected) in December 2010. Private sector employment increased by 113,000. Employment in health care, leisure, and hospitality increased, while employment in construction and government decreased.

The unemployment rate decreased in December to 9.4 percent, down from a high of 10 percent in December 2009. In November 2010, the unemployment rate was 9.8 percent.

Seasonally adjusted average hourly wages increased by 3 cents to $22.78 in December 2010. Average hourly earnings increased 1.8 percent over the year ended December 31, 2010. The average workweek was unchanged at 34.3 hours in December 2010.

The Labor Department’s Employment Cost Index (ECI) increased 0.4 percent in the fourth quarter of 2010, on a seasonally adjusted basis. Both wages and salaries and benefits increased 0.4 percent. In the prior quarter, wages and salaries increased 0.3 percent and benefits increased 0.6 percent. For the year ended December 31, 2010, compensation costs increased 2.0 percent, more than the 1.4 percent increase in the year ended December 31, 2009.

According to the December 2010 personal income and outlays report, personal income increased 0.4 percent and personal spending increased 0.7 percent. In November, personal income increased 0.4 percent, while personal expenditures increased 0.3 percent. Core consumer prices (which exclude food and energy) increased by 0.1 percent in December 2010.

Americans’ personal savings rate was 5.3 percent in December 2010 and 5.5 percent in November, about the same as in the third quarter of 2010.

Productivity in the business sector — the amount of output per hour of work — increased at an annual rate of 2.6 percent in the fourth quarter of 2010. This followed a revised increase of 2.4 percent reported in the third quarter of 2010. Over the past four quarters, productivity has increased 1.7 percent.

Unit labor costs in the business sector decreased at an annual rate of 0.6 percent in the fourth quarter of 2010, after decreasing a revised 0.1 percent in the third quarter.

Interest Rates

On December 14, 2010, the Federal Reserve maintained the target range for the federal funds rate at between 0 and 0.25 percent. As of December 31, 2010, the prime lending rate remained at 3.25 percent. The prime rate is a benchmark for many consumer and business loans.

Consumer Spending

Consumer spending increased 0.7 percent in December 2010, after a revised 0.3 percent increase in November. For all of 2010, consumers increased spending by 3.5 percent, the largest annual increase since 2007. Advance retail sales estimates were higher by 0.6 percent in December 2010, following a 0.8 percent increase in November. For the

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quarter ended December 2010, retail sales increased 7.8 percent, on a seasonally adjusted basis, from the same period a year ago. Nonstore retailers and building materials had the largest monthly increase (2.6 percent and 2.0 percent, respectively). Gasoline sales increased 1.6 percent from November and have increased 10.3 percent since December 2009. Sales of automobiles and auto parts increased 1.1 percent from November. Electronics and appliances sales decreased 0.6 percent from November 2010, and were 1.8 percent higher than in December 2009. Sales excluding automobiles increased 0.5 percent in December 2010.

Consumer credit outstanding in December 2010 increased at an annual rate of 3.0 percent, or $6.1 billion, to $2.41 trillion after increasing $2.0 billion in November. Credit card (revolving) debt increased by 3.5 percent, or $2.3 billion. Nonrevolving debt, such as automobile loans, increased by 2.8 percent, or $3.8 billion. Consumer borrowing does not include mortgages or other loans secured by real estate.

The Conference Board said its Consumer Confidence Index decreased slightly in December 2010 to 52.5, from 54.3 in November. A figure between 80.0 and 100.0 suggests slow growth, while a reading below 80.0 indicates a recession.

The University of Michigan Index of Consumer Sentiment increased in December 2010 to 74.5. The Index of Consumer Expectations was 67.5 in December, up from 64.8 in November 2010. “The gain was due to improved employment expectations that made consumers more willing to spend and adopt more favorable prospects for the overall economy,” according to the report.

Construction

Construction spending decreased 2.5 percent in December 2010 to a seasonally adjusted annual rate of $787.9 billion. Construction spending has decreased 6.4 percent since December 2009. Some sectors of the construction industry had higher spending in December (for example, power, highways, and amusement/recreation), while other sectors (manufacturing, office, and lodging, to name a few) were lower. For the year ended December 31, 2010, construction spending was $814.2 billion, 10.3 percent below the amount spent in 2009.

Private construction spending in December 2010 was at a seasonally adjusted annual rate of $486.9 billion, 2.2 percent below the revised November estimate. Residential construction was at a seasonally adjusted annual rate of $226.4 billion, 4.1 percent below the revised November estimate. Nonresidential construction was at a seasonally adjusted annual rate of $260.5 billion in December, 0.5 percent below the revised November estimate.

Public construction spending in December 2010 was $301.0 billion, 2.8 percent below the revised November estimate. Educational construction spending was 3.7 percent below the revised November figure, and highway construction was 1.6 percent below the revised November estimate.

For the year ended December 31, 2010, spending on residential construction decreased 1.7 percent. New home construction starts decreased 4.3 percent in December 2010 to a seasonally adjusted annual rate of 529,000. The December 2010 figure was 8.2 percent lower than the revised December 2009 rate of 576,000. Single-family housing starts decreased 9.0 percent from November, but multifamily (5 units or more) housing starts increased 25.9 percent.

The issuance of building permits increased 16.7 percent in December 2010, to 635,000 units. The rate was 6.8 percent lower than the revised December 2009 rate.

Sales of new single-family homes decreased 7.6 percent for the year ended December 31, 2010. In December, sales increased 17.5 percent to an annual rate of 329,000 units. The November figure was 280,000, the same as the October figure.

The median new home price in December increased 12.1 percent from November to $241,500. This figure was 8.5 percent above the December 2009 figure. The inventory of new homes for sale decreased to a 8.5-month supply in December.

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In December 2010, sales of existing homes increased by 12.3 percent to a seasonally adjusted annual rate of 5.28 million units. Sales of existing homes in December 2010 were 2.9 percent below December 2009 sales. The median price of an existing home decreased 1.0 percent from a year earlier to $168,800. The inventory of unsold existing homes decreased by 4.2 percent to 3.56 million units in December 2010, an 8.1-month supply.

The total number of foreclosure filings in the fourth quarter of 2010 decreased 14 percent from the third quarter 2010 and decreased 8 percent from the same period a year earlier. Foreclosures in December 2010 decreased 2 percent from November and 26 percent from December 2009.

The nationwide average interest rate for a 30-year fixed rate mortgage for December 2010 was 4.71 percent, compared with 4.93 percent a year earlier, according to Freddie Mac. The nationwide average does not include add-on fees known as “points.”

The Stock Markets

The U.S. stock markets increased in the fourth quarter of 2010. For the quarter ended December 31, 2010, the Dow Jones Industrial Average increased 7.3 percent. The S&P 500 increased 10.2 percent for the quarter. The S&P Industrials finished the fourth quarter of 2010 with an 10.5 percent increase, and the Nasdaq Composite Index finished higher by 12.0 percent. For the year ended December 31, 2010, the Dow Jones Industrial Average increased 11.0 percent, the S&P 500 increased 12.8 percent, the S&P Industrials increased 13.4 percent, and the Nasdaq Composite Index increased 16.9 percent.

The table below presents some historical data for the Dow Jones Industrial Average, S&P Industrials, S&P 500 Composite, and the Nasdaq Composite Indexes.

	2009	2010
Index	12/31	3/26	6/25	9/24	12/30

Dow Jones Industrial Average	10,428.05	10,850.36	10,143.81	10,860.26	11,569.70
S&P Industrials	1,448.79	1,501.93	1,383.96	1,493.50	1,643.55
P/E Multiple	37.29	20.73	16.62	16.40	17.02
Dividend Yield	1.97	1.95	2.20	2.08	1.93
S&P 500 Composite	1,115.10	1,166.59	1,076.76	1,148.67	1,257.88
P/E Multiple	86.91	22.63	17.66	17.06	17.50
Dividend Yield	1.94	1.88	2.10	2.01	1.87
Nasdaq Composite	2,269.15	2,395.13	2,223.48	2,381.22	2,662.88

Sources: Barron’s [1-4-10, 3-29-10, 6-28-10, 9-27-10, and 1-3-11]

Industrial Production

Industrial output at the nation’s factories, mines, and utilities increased by 0.8 percent in December 2010 after an increase of 0.3 percent in November. For the fourth quarter as a whole, total industrial production increased at an annual rate of 2.4 percent, after increasing about 6.5 percent in the third quarter and 7.2 percent in the second quarter. Manufacturing production increased by 0.4 percent in December. Utility output increased 4.3 percent, and mining output was up 0.4 percent.

Capacity utilization at factories, mines, and utilities was at 76.0 percent in December 2010, 0.6 points above the November figure. The utilization rate was 4.6 percentage points below its 1972 — 2009 average of 80.6 percent.

U.S. factory orders for manufactured goods increased in December 2010 by 0.2 percent, following a 1.3 percent increase in November. New orders have increased in five of the past six months. Orders in December totaled $426.8 billion.

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Demand for durable goods decreased 2.3 percent in December 2010, following a 0.1 percent decrease in November. Orders for nondurable goods increased 2.3 percent in December after registering a 2.5 percent increase in November.

The Institute of Supply Management (ISM) reported its manufacturing index registered 57.0 in December 2010, a 0.4 percent increase over November. A reading of 50 or more indicates the sector is expanding while a reading below 50 indicates manufacturing activity is contracting.

The ISM Prices Index for manufacturing materials was 72.9 in December 2010, up from 69.5 in November. This indicated that prices were increasing at a faster pace than in November. The prices paid index measures inflationary pressures in the manufacturing sector.

The ISM nonmanufacturing sector index registered 57.1 in December 2010. The reading increased from 55.0 recorded in November. This reading indicates growth in the nonmanufacturing sector. A number above 50.0 indicates expansion; less than 50.0 indicates contraction.

The prices paid index for the nonmanufacturing sector increased to 70.0 in December 2010 from 63.2 in November, which reflected a faster increase in prices.

The U.S. Labor Department’s producer price index (PPI) for finished goods increased 1.1 percent in December 2010 on a seasonally adjusted basis, following an increase of 0.8 percent in November. The increase was led by energy prices, which increased 3.7 percent. Excluding food and energy prices, the index increased 0.2 percent in December.

In November 2010 manufacturers’ and trade inventories increased 0.2 percent from October to an annual rate of $1,421.6 billion. The total inventories to sales ratio was 1.25 in November 2010, 0.2 points lower than a year ago.

Capital Expenditures

Total nonresidential fixed investment increased 4.4 percent in the fourth quarter of 2010, following a revised 10.0 percent increase in the third quarter.

Businesses increased their spending on equipment and software 5.8 percent in the fourth quarter of 2010, after increasing spending by a revised 15.4 percent in the third quarter of 2010.

Business investment in commercial structures increased 0.8 percent in the fourth quarter of 2010. This followed a revised 3.5 percent rate of decrease in the third quarter of 2010.

Outlook

Most economists are predicting a continued slow economic recovery from the recession. According to a recent survey of economists by Bloomberg Markets, “The U.S. economy will expand 2.5 percent in 2011 and 3.1 percent the following year. . . . The top forecasters agree that the speed of U.S. recovery hinges on the pace of consumer spending, which accounts for about 70 percent of the economy. David Greenlaw [of Morgan Stanley] . . . expects purchases to increase in 2011 based on modest job growth and a flattening of the rising personal savings rate.”

The Kiplinger Letter expects 3.5 percent GDP growth overall in 2011. They expect the economy to begin to “show more-robust job growth” in 2011. Employers are expected to add about 2.5 million jobs, but it will be “several years before all of the 8.4 million jobs that evaporated in 2008 and 2009 will be recovered. . . . By year-end 2011, the unemployment rate still won’t be much below 9%.” They expect a still further decrease in housing prices, but an increase in housing starts in 2011. The Kiplinger Letter expects the stock market rally to continue into 2012.

S&P Economics expects U.S. GDP growth of 2.6 percent in 2011. They expect the recovery from this past recession to be “slow and uneven.” They expect “consumer spending to recover somewhat in 2011, growing at a 2.7% pace.” The U.S. housing market is continuing to soften. “Although the average home price is below its historical average relative to income, and interest rates are very low, the high unemployment rate, the tightening of credit standards, and the lack of savings mean fewer households can qualify to buy a home.” S&P predicts another good year for the stock market in 2011. “We forecast the S&P 500 to be trading at 1315 twelve months from now. In addition, we are

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more optimistic about stocks than bonds, and believe emerging market equities have higher price appreciation potential than U.S. or developed international equities.”

The Securities Industry and Financial Markets Association Economic Advisory Roundtable predicts that the U.S. economy “will grow at [a] subdued rate of . . . 2.6 percent in 2011. . . . . Survey respondents expected the full-year average unemployment rate to . . . decline slightly to 9.2 percent in 2011.” They expect consumer spending to increase 2.5 percent in 2011.

In December, Congress passed the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010. This “tax-cut bill will pump another $850 billion of stimulus into an economy that’s already starting to turn the corner, raising prospects for decent growth in 2011 — perhaps 3%, according to some forecasters,” according to an article in the Wall Street Journal. The Economist also expects 3 percent GDP growth for the United States in 2011. It expects the employment situation to improve, with the unemployment rate decreasing to 9 percent in 2011 (or perhaps even lower).

According to Barron’s, “In 2011, we can expect to hear more moaning about the sluggish recovery, the jobless recovery, the recovery that will take 20 years, and so on. These may be signs that a real recovery is taking hold. Recoveries are sluggish because recovering businesses are cautious; they are often jobless because cautious businesses work harder rather than hire new workers. The key to a real recovery is profit. Businesses will hire when the addition of workers to the payroll creates opportunities that are immediately and obviously profitable.”

Sources: Congressional Budget Office Monthly Budget Review; U.S. Bureau of Economic Analysis; Federal Reserve statistical releases and Federal Reserve press releases; U.S. Bureau of Labor Statistics; The Wall Street Journal; U.S. Census Bureau; Conference Board; Reuters/University of Michigan Surveys of Consumers; National Association of Realtors; RealtyTrac; Freddie Mac; Barron’s; ISM Report on Business; Bloomberg; Bloomberg Markets; Kiplinger Letter; The Economist; Securities Industry and Financial Markets Association; and Standard & Poor’s The Outlook.

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Appendix D
Discount for Lack of Marketability

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Discount for Lack of Marketability

Overview

All other things being equal, an equity investment in a company is worth more if it is readily marketable or, conversely, worth less if it is not. It is well known that investors prefer liquidity to lack of liquidity, and interests in closely held companies are illiquid relative to most other investments.

The problem that the appraiser of closely held companies must solve, of course, is to quantify the effect of marketability, or lack of it, in terms of its impact on the value of a company’s stock. In many valuations of closely held company stock, the discount for lack of marketability turns out to be the largest single issue to resolve — and an important issue in almost all such valuations.

The Concept and Importance of Marketability

The concept of marketability deals with the liquidity of an asset—that is, how quickly and certainly it can be converted into cash at the owner’s discretion. The rationale of a discount for lack of marketability was quite clearly articulated in 1983 by Lawrence H. Averill Jr., Dean of the School of Law of the University of Arkansas at Little Rock:

The lack of marketability problem is inherent in the valuation of all business interests that are not actively traded on recognized markets. The poor marketability of non-traded business interests stems from several factors. First, most of these businesses are small, family-owned and run operations. Such businesses run great risk of failure. The greater the risk, the lower the value. Second, these interests lack liquidity. There is no large pool of potential buyers for these interests when they come on the market. The longer it takes to sell an asset, the lower the value will be as compared to more actively tradable assets. Such a business interest must be sold at a substantial discount in order to attract buyers, as recognized by court decisions. The actual amount of the discount, of course, will vary from situation to situation.7

Benchmark for Discounts for Lack of Marketability

For a “discount” to have a precise meaning, there must be a precise definition of the level of value from which the discount is taken. Since minority interests in closely held companies are typically valued by some form of reference to prices of actively traded securities (market multiples, market-derived discount rates, etc.), the benchmark for marketability for minority interest securities normally is considered to be the active public securities markets.

In the U.S. public markets, a security holder is able to sell a security over the telephone in seconds, usually at or within a small fraction of a percent of the last price at which a security traded, with a very small commission cost, and receive the cash proceeds within three to five business days.

By contrast, the universe of realistically potential buyers for most closely held minority securities is an infinitesimally small fraction of the universe of potential buyers for publicly traded securities. In any case, it is illegal for a person or a company to sell closely held securities to the general public without a registration with either the Securities Exchange Commission (SEC) or the state corporation commission, an expensive and time consuming process. Furthermore, a minority stockholder cannot register stock for public trading; only the company can register its stock for public trading.

Besides the problems of actually trying to sell the stock (and because of them), the liquidity of closely held stock is further impaired by banks and other lending institutions’ unwillingness to accept it as loan collateral as they would accept public stock.

Because of these extreme contrasts between the ability to sell or hypothecate closely held minority stock as compared with publicly traded stock, empirical evidence suggests that discounts for lack of marketability for

7 Lawrence H. Averill Jr., Estate Valuation Handbook (New York: John Wiley & Sons, 1983), p. 177.

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minority interest, closely held stocks tend to cluster in the range of 35 to 60 percent from their publicly traded counterparts. Naturally, each situation must be analyzed on the basis of its individual facts and circumstances, which may in some cases, justify a discount for lack of marketability above or below this typical range.

Empirical Evidence for Quantification of Discounts

There have been two general types of empirical studies designed to quantify the discounts for lack of marketability for minority interests in closely held companies:

1.     discounts on sales of restricted shares of publicly traded companies, and

2.     discounts on private transactions prior to public offerings.

As noted earlier, the above sources of empirical data indicate that the base from which to take the discount in each case is the actual or estimated price at which the shares could be sold if registered and freely traded in a public trading market.

The following sections summarize the findings of these two very extensive lines of empirical evidence. As will be explained in detail, the second line of studies provides more relevant evidence of the appropriate discount for lack of marketability for closely held stocks.

Sales of Restricted Shares of Publicly Traded Companies

Studies of sales of the restricted shares of publicly traded companies specifically isolate the value of the factor of marketability from all other factors. Restricted stock is identical in all respects to the freely traded stock of a public company, except that it is restricted from trading on the open market for a certain period. The duration of the restrictions varies from one situation to another. Since marketability is the only difference between the restricted stock and its freely traded counterpart, analysts have attempted to find differences in the price at which restricted stock transactions take place compared with open market transactions in the same stock on the same date. This difference provides evidence on the price spread between a readily marketable security and one that is identical but subject to certain restrictions on its marketability.

Publicly traded companies frequently issue restricted, or “letter,” stock in making acquisitions or raising capital, because the time and cost of registering the new stock with the SEC would make a registration at the time of the transaction impractical. Also, founders or other insiders may own portions of a publicly traded company’s stock that has never been registered for public trading. Even though such stock cannot be sold to the public on the open market, it may be sold in private transactions under certain circumstances. Until 1995, such transactions usually had to be reported to the SEC and thus became a matter of public record. Since then, analysts have collected such transaction data from private sources. Therefore, there is available a body of data on the prices of private transactions in restricted securities that can be used for comparison with prices of the same but unrestricted securities eligible for trading on the open market.

SEC Accounting Release No. 113 specifically points out that the discount for lack of marketability frequently is substantial:

Restricted securities are often purchased at a discount, frequently substantial, from the market price of outstanding unrestricted securities of the same class. This reflects the fact that securities which cannot be readily sold in the public market are less valuable than securities which can be sold, and also the fact that by the direct sale of restricted securities, sellers avoid the expense, time and public disclosure which registration entails.8

8 Securities and Exchange Commission, Accounting Series Release No. 113: Statement Regarding Restricted Securities (Chicago: Commerce Clearing House, Federal Securities Law Reports, 1977), pp. 62, 285.

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It is exceedingly important to keep in mind that restrictions on the transfer of restricted stock eventually lapse, usually within 12 months.9 At that point, investors can sell the shares into the existing market, subject to whatever volume and SEC Rule 144 may impose other restrictions.10 Consequently, all other things being equal, shares of closely held stock, which may never have the benefit of a public market, would be expected to require higher discounts for lack of marketability than those applicable to restricted stock of a public company. The market does, indeed, impose a higher discount on closely held stock than on restricted stock of a public company, as will be shown below.

SEC Institutional Investor Study

In a major SEC study of institutional investor actions, one of the topics was the amount of discount at which transactions in restricted stock took place compared to the prices of identical but unrestricted stock on the open market.11

The SEC study found an average discount of 28.8 percent for all transactions of restricted stock compared to their unrestricted counterpart stock. In addition, the study found generally higher discounts for restricted stocks that would trade on the over-the-counter market (OTC) once the restrictions expired, as opposed to stocks that would trade on the New York Stock Exchange (NYSE) or the American Stock Exchange (ASE). The average discount for stocks that would trade on the OTC when their restrictions expired was approximately 32.6 percent.

The Internal Revenue Service (the “Service”), in Revenue Ruling 77 — 287, specifically acknowledges the conclusions of the SEC Institutional Investor Study and the values of restricted securities purchased by investment companies as part of the “relevant facts and circumstances that bear upon the worth of restricted stock.” The Service states the purpose of Revenue Ruling 77 — 287 as: “to provide information and guidance to taxpayers, [Service], and others concerned with the valuation, for Federal tax purposes, of securities that cannot be immediately resold because they are restricted from resale pursuant to Federal security laws.”12

One of the outgrowths of the SEC Institutional Investor Study was SEC Accounting Series Releases, No. 113, dated October 13, 1969, and No. 118, dated December 23, 1970, which require investment companies registered under the Investment Company Act of 1940 to disclose their policies for the cost and valuation of their restricted securities. The result was that an ongoing body of data became available on the relationship between restricted stock prices and their freely tradable counterparts, which can provide empirical benchmarks for quantifying marketability discounts.

Gelman Study

In 1972, EFG FLP Gelman published the results of his study of prices paid for restricted securities by four closed-end investment companies specializing in restricted securities investments.13 From 89 transactions between 1968 and 1970, Gelman found that both the arithmetic average and median discounts were 33 percent and that almost 60 percent of the purchases were at discounts of 30 percent and higher.

9 On February 18, 1997, the SEC adopted amendments to reduce the holding period requirements under Rule 144 of the Securities Act from two years to one year for the resale of limited amounts of restricted securities. Most of the studies cited in this report, which are the most current studies available, were conducted prior to this amendment.
10 55 Fed. Reg. 20894 (May 21, 1990).
11 “Discounts Involved in Purchases of Common Stock,” in U.S. 92nd Congress, 1st Session, House, Institutional Investor Study Report of the Securities and Exchange Commission, (Washington: Government Printing Office, March 10, 1971, 5:2444-2456, Document No. 92-64, Part 5).
12 Revenue Ruling 77-287, 1977-2 C.B. 319, Section I.
13 EFG FLP Gelman, “An Economist-Financial Analyst’s Approach to Valuing Stock of a Closely Held Company,” Journal of Taxation, June 1972, pp. 353-4.

Belk, Inc.

Trout Study

In a study of restricted stocks purchased by mutual funds from 1968 to 1972, Robert Trout attempted to construct a financial model that would provide an estimate of the discount appropriate for a private company’s stock.14 His multiple regression model included 60 purchases and found an average discount of approximately 33.5 percent for restricted stock compared to its freely traded counterpart stock.

As the SEC study showed, he also found that companies with stocks listed on national exchanges had lower discounts on their restricted stock transactions than did stocks traded over-the-counter.

Moroney Study

In an article published in the March 1973 issue of Taxes, Robert E. Moroney presented the results of his study of the prices paid for restricted securities by 10 registered investment companies.15 The study reflected 146 purchases. The average discount was approximately 35.6 percent and the median discount was 33.0 percent.

Moroney points out:

It goes without saying that each cash purchase of a block of restricted equity securities fully satisfied the requirement that the purchase price be one, “at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.” Reg. Sec. 20.2031 — 1(b)16

Moroney contrasts the evidence of the actual cash transactions with the lower average discounts for lack of marketability adjudicated in most prior court decisions on gift and estate tax matters. He points out, however, that the evidence on the prices of restricted stocks was not available as a benchmark for quantifying lack of marketability discounts at the times of the prior cases, and he suggests that higher discounts for lack of marketability be allowed in the future now that the relevant data are available. As Moroney puts it:

Obviously the courts in the past have overvalued minority interests in closely held companies for federal tax purposes. But most (probably all) of those decisions were handed down without benefit of the facts of life recently made available for all to see.

Some appraisers have for years had a strong gut feeling that they should use far greater discounts for non-marketability than the courts had allowed. From now on those appraisers need not stop at 35 percent merely because it’s perhaps the largest discount clearly approved in a court decision. Appraisers can now cite a number of known arm’s-length transactions in which the discount ranged up to 90 percent.17

Maher Study

Another well-documented study on discounts for lack of marketability for closely held companies was done by J. Michael Maher and published in the September 1976 issue of Taxes.18 Maher’s approach was similar to Moroney’s in that it compared prices paid for restricted stocks with the market prices of their unrestricted counterparts. He found that mutual funds were not purchasing restricted securities during 1974 and 1975, which were very depressed years for the stock market. Therefore, the data actually used covered the five-year period from 1969 through 1973. The study showed that “the mean discount for lack of marketability for the years 1969—73 amounted to 35.43 percent.”19 He further eliminated the top and bottom 10 percent of purchases in an effort to

14 Robert R. Trout, “Estimation of the Discount Associated with the Transfer of Restricted Securities,” Taxes, June 1977, pp. 381-5.
15 Robert E. Moroney, “Most Courts Overvalue Closely-Held Stocks,” Taxes, March 1973, pp. 144-56.
16 Ibid.,. p. 151.
17 Ibid.,. p. 154.
18 J. Michael Maher, “Discounts for Lack of Marketability for Closely-Held Business Interests,” Taxes, September 1976, pp. 562-71.
19 Ibid., p. 571.

Belk, Inc.

remove especially high- and low-risk situations. The result was almost identical with the “outliers” removed, with a mean discount of 34.73 percent.

Maher concludes:

The result I have reached is that most appraisers underestimate the proper discount for lack of marketability. The results seem to indicate that this discount should be about 35 percent. Perhaps this makes sense because by committing funds to restricted common stock, the willing buyer (a) would be denied the opportunity to take advantage of other investments, and (b) would continue to have his investment at the risk of the business until the shares could be offered to the public or another buyer is found.

The 35 percent discount would not contain elements of a discount for a minority interest because it is measured against the current fair market value of securities actively traded (other minority interests). Consequently, appraisers should also consider a discount for a minority interest in those closely held corporations where a discount is applicable.20

Standard Research Consultants Study

In 1983, Standard Research Consultants (SRC) analyzed private placements of common stock to test the current applicability of the SEC study.21 SRC studied 28 private placements of restricted common stock from October 1978 through June 1982. Discounts ranged from 7 percent to 91 percent with a median of 45 percent.

Willamette Management Associates Study

Willamette Management Associates analyzed private placements of restricted stocks for the period of January 1, 1981, through May 31, 1984. The early part of this unpublished study overlapped the last part of the SRC study, but very few transactions took place during the period of overlap. Most of the transactions in the Willamette Management Associates study occurred in 1983.

Willamette Management Associates identified 33 transactions during that period that could be reasonably be classified as arm’s-length and for which the price of the restricted shares could be compared directly with the price of trades in identical but unrestricted shares of the same company at the same time. The median discount for the 33 restricted stock transactions compared to the prices of their freely tradable counterparts was 31.2 percent.

The slightly lower average percentage discounts for private placements during this time may be attributable to the somewhat depressed prices in the public stock market, which in turn reflected the recessionary economic conditions prevalent during most of the period of the study.

Silber Study

In a 1991 article in the Financial Analysts Journal, William L. Silber presented the results of analysis of 69 private placements of common stock of publicly traded companies between 1981 and 1988.22 He found that the average discount was 33.75 percent, very consistent with earlier studies.

He also found that the size of the discount tended to be higher for private placements that were larger as a percentage of the shares outstanding. He found a small effect on the discount on the basis of the size of the company as measured by revenues. “Tripling the revenues from the sample mean of $40 million to $120 million increases the relative price of the restricted shares by only 2.9 points (from 71.7 to 74.6).”23

20 Ibid., p. 571.
21 “Revenue Ruling 77-287 Revisited,” SRC Quarterly Reports, Spring 1983, pp. 1-3.
22 William L. Silber, “Discounts on Restricted Stock: The Impact of Illiquidity on Stock Prices,” Financial Analysts Journal, July–August 1991, pp. 60-64.
23 Ibid., p. 64.

Belk, Inc.

FMV Study

In an effort to update the SEC Institutional Investor Study, FMV Opinions, Inc., examined restricted stock transactions from 1979 through April 1992.24 This analysis of over 100 transactions resulted in a mean discount of approximately 22.3 percent, providing additional support to the SEC Institutional Investor Study.

The FMV study also examined the relationship between the discount and several factors including: the market value of the block of restricted stock, the percentage size of the block, and the total market value of the subject corporation. According to the study, the discount for lack of marketability was higher for smaller capitalization companies, and for larger percentage blocks of stock.

Management Planning Study

Management Planning, Inc., performed a study titled “Analysis of Restricted Stocks of Public Companies: 1980 — 1996,” which covered a total of 53 transactions after elimination of transactions for various factors. The elimination factors included: (1) companies that suffered a loss in the fiscal year preceding the private transaction; (2) companies defined as “start-up” companies (i.e., companies having revenues of less than $3 million); and (3) transactions that were known to have registration rights. Their study found an average price discount of 27.1 percent.

Columbia Financial Advisors, Inc., Studies

Columbia Financial Advisors, Inc. (CFAI) conducted a study of the sale of restricted securities over the period January 1, 1996, through April 30, 1997. The transactions were pulled from Securities Data Corporation’s U.S. New Issues private placement database. A total of 123 private placements were included in this database for the period of time chosen. A total of 100 transactions were eliminated for various reasons, leaving 23 transactions for the study. The discounts ranged from 0.8 to 67.5 percent for all 23 transactions with an average of approximately 21 percent and a median of 14 percent.

These discounts are generally lower than the discounts recorded in the earlier studies discussed above. One explanation for this is the increase in volume of privately placed stock (Rule 144(a)) in the past several years. Also, it was known at that time that a change in the holding period required by the SEC from two years to one year was scheduled to take place as of April 29, 1997.

Using the same methodology and sources discussed above, CFAI conducted another study in an attempt to identify the impact of the increased liquidity resulting from the change in the holding period required by the SEC. They examined private common equity placements during the period January 1, 1997, through December 31, 1998. There were a total of 270 private placements of common stocks during that time. A total of 255 transactions were eliminated for various reasons, leaving 15 transactions for the study.

The discounts ranged from 0 to 30 percent for the 15 transactions, with an average of approximately 13 percent and a median of 9 percent.

These discounts are generally lower than those indicated in the earlier CFAI study. This is most likely due to the change in the holding period required by the SEC from two years to one year.

24 Lance S. Hall and Timothy C. Polacek, “Strategies for Obtaining the Largest Discounts,” Estate Planning, January/February 1994, pp. 38-44.

Belk, Inc.

Summary of Restricted Stock Studies

The 13 independent studies of restricted stock transactions reported above cover several hundred transactions spanning the late 1960s through 1998. The results of these studies are summarized below:

	Years Covered	Average
Study	in Study	Discount

SEC Overall Average	1966–69	25.8%
SEC Nonreporting OTC Companies	1966–69	32.6%
EFG FLP Gelman	1968–70	33.0%
Robert R. Trout	1968–72	33.5%
Robert E. Moroney	1969–72	35.6%
J. Michael Maher	1968–73	35.4%
Standard Research Consultants	1978–82	45.0%
Willamette Management Associates	1981–84	31.2%
William L. Silber	1981–88	33.8%
FMV Opinions, Inc.	1979–92	23.0%
Management Planning, Inc.	1980–96	27.1%
Columbia Financial Advisors, Inc.	1996–97	21.0%
Columbia Financial Advisors, Inc.	1997–98	13.0%

In many of the cases of restricted stock transactions as presented above, the purchaser of the stock had the right to register the stock for sale in the existing public market. Sometimes investors get a commitment from the issuer to register the securities at a certain future date. Sometimes investors have “demand” rights, where they can force the issuer to register the securities at a time of their choosing. Sometimes they get “piggyback” rights where there is no obligation other than to include the securities on any future registration that the issuer undertakes. And sometimes the purchaser has to rely on Rule 144, where they can sell after one year (previously two years) if other parts of the rule are followed. In recent years, more transactions have occurred under Rule 144(a), which relaxes some of the restrictions on such transactions, thus making the restricted securities more marketable. In any case, they generally expect to be able to resell the stock in the public market in the foreseeable future. As one would expect, as the holding period has decreased and as activity in the private placement market has increased, the discounts indicated from these studies have decreased.

Private Transactions Prior to Public Offerings

Before the 1980s, virtually all the empirical research directed at quantifying the value of ready marketability, or the discount for lack of it, focused on comparisons between the prices of freely tradable shares of stock and restricted but otherwise identical shares of stock. Observers agreed that discounts for lack of marketability for shares of closely held companies were greater than those for restricted shares of publicly held companies, since the closely held shares had no established market in which they could eventually sell following the removal of certain trading restrictions. However, data for quantifying how much greater this discount should be had not yet been developed and analyzed.

During the 1980s, an investment banking firm and a business valuation firm independently undertook development of data with which to address this question. The research proceeded along basically parallel lines, although each firm was unaware of the other’s efforts until their respective research was far along and each had enough data to reach some conclusions.

Both firms utilized data from registration statements — forms that companies must file with the SEC prior to offering securities to the public. Each of the series of studies reported in the following sections used data from these forms to analyze prices of private transactions relative to the prices of subsequent public offerings in the stock of the same companies.

Belk, Inc.

Robert W. Baird & Co. Studies

A number of studies were conducted under the direction of John D. Emory, vice president of appraisal services at Robert W. Baird & Company, a large, regional investment-banking firm headquartered in Milwaukee, Wisconsin.25 The studies covered various time periods from 1980 through 2000.26

The basic methodology for the studies was identical. The population of companies in each study consisted entirely of initial public offerings during the respective period in which Baird & Company either participated in or received prospectuses. The prospectuses of these 4,088 offerings were analyzed to determine the relationship between the price at which the stock was initially offered to the public and the price at which the latest private transaction took place up to five months prior to the initial public offering. Emory gives the following explanatory statements regarding the studies:

In all cases, the transactions were to have been at fair market value and ultimately would have had to be able to withstand judicial review, particularly in light of the subsequent public offering. The transactions took one of two forms — either the granting of options to purchase common stock, or the direct sale of common stock.

In order to provide a reasonable comparison between the fair market value of stock prior to an initial public offering and the subsequent offering price, we felt it necessary both for the company to have been financially sound prior to the offering, and for the transaction to have occurred within a period of five months prior to the offering date.

Following the above guidelines, and after eliminating development-stage companies (those with a history of operating losses) and companies with no transactions within five months prior to the initial public offering, 593 qualifying transactions were included in the studies.

The mean price discount for the 593 transactions was 47 percent and the median price discount was 48 percent. The fact that these averages are a little more than 10 to 15 percentage points greater than those indicated by the above-mentioned restricted stock studies is about what one might reasonably expect, since the transactions occurred when

25 Mr. Emory is no longer with Robert W. Baird & Co., but is now president of Emory Business Valuation, LLC.
26 John D. Emory, “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock—January 1980 through June 1981,” Business Valuation News, September 1985, pp. 21-24, also in ASA Valuation, June 1986, pp. 62-66; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, January 1985 through June 1986,” Business Valuation Review, December 1986, pp.12-15; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock (August 1987-January 1989),” Business Valuation Review, June 1989, pp. 55-57; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, February 1989-July 1990,” Business Valuation Review, December 1990, pp. 114-16; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, August 1990 through January 1992,” Business Valuation Review, December 1992, pp. 208-212; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, February 1992 through July 1993,” Business Valuation Review, March 1994, pp. 3-5; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, January 1994 through June 1995,” Business Valuation Review, December 1995, pp. 155-160; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, November 1995 through April 1997,” Business Valuation Review, September 1997, pp. 123-131; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, May 1997 through December 2000,” Business Valuation Review, December 2001, pp. 4-20.

Belk, Inc.

there was not yet any established secondary market for the subject stock. A summary of the results of each of the Baird initial public offering studies is presented below.

	Prospectuses	Qualifying	Indicated Discount
Study	Reviewed	Transactions	Mean	Median

1980–1981	97	13	60%	66%
1985–1986	130	21	43%	43%
1987–1989	98	27	45%	45%
1989–1990	157	23	45%	40%
1990–1991	266	35	42%	40%
1992–1993	443	54	45%	44%
1994–1995	318	46	45%	45%
1995-1997	732	91	43%	42%
1997-2000	1,847	283	50%	54%
Overall through 2000	4,088	593	47%	48%

Emory concludes with the following observations:

Since a public offer often takes four or five months from conception to completion, the above transactions mentioned in the prospectuses in our study would almost certainly have reflected the likelihood of marketability in the next half-year. This is not unlike the marketability situation for the blocks of securities being purchased with registration rights by registered investment companies in the 1960s and early 1970s. In both of these situations the companies were promising in nature, and their securities had good potential for becoming readily marketable. . . .

The final question to be answered is that if these kinds of discounts are appropriate for promising situations where marketability is probable, but not a certainty, how much greater should discounts be for the typical company’s stock that has no marketability, little if any chances of ever becoming marketable, and is in a neutral to unpromising situation? The inability to get out of a once promising investment that has turned sour is something to be avoided. . . .

It is apparent that the discount for lack of marketability is one of the more important aspects to value, and the marketplace itself emphasizes this point.27

In September 2000, Mr. Emory and his associates published a similar study that dealt with dot-com companies only.28 This study covered the period from May 1997 through March 2000. They used a total of 53 sales transactions, 42 of which were convertible preferred stock transactions and 11 of which were common stock transactions. For the 53 transactions, they arrived at a mean discount of 54 percent and a median discount of 54 percent. For the 42 convertible preferred stock transactions, they arrived at a 54 percent mean discount and a 53 percent median discount. For the 11 common stock transactions, the mean discount was 54 percent while the median was 59 percent.

Willamette Management Associates Studies

Over several years, Willamette Management Associates has conducted a series of studies of the prices of private stock transactions relative to those of subsequent public offerings of stock of the same companies. The studies covered the years 1975 through 2002. The results of this series of studies were most recently published in 2003,

27  Ibid., pp. 13-14.
28 John D. Emory Sr., F.R. Dengel III, and John D. Emory Jr., “The Value of Marketability as Illustrated in Initial Public Offerings of Dot-Com Companies, May 1997 through March 2000,” Business Valuation Review, September 2000, pp. 111-121.

Belk, Inc.

reporting results through 2000.29

The Willamette Management Associates studies differed from the Baird studies in several respects. One important difference was that the source documents for the Willamette Management Associates studies were complete SEC registration statements primarily on Form S — 1 and Form S — 18, whereas the source documents for the Baird studies were prospectuses. Although the prospectus constitutes a portion of the registration statement, it is required to disclose only transactions with affiliated parties. Form S — 1 and S — 18 registration statements require disclosure of all private transactions in the stock within the three years prior to the public offering, in a section of the registration statement separate from the prospectus portion.

The Willamette Management Associates studies attempted to include only transactions that were on an arm’s-length basis. The data analyzed included sales of stock in private placements and repurchases of treasury stock by the companies. Transactions involving the granting of stock options were eliminated unless it was explicitly stated that the options were granted at fair market value. Transactions with corporate insiders or related parties were eliminated unless it was verified (by telephone) that the transactions were bona fide, arm’s-length transactions. Therefore, although there was considerable overlap in the public offerings studied by Baird and those studied by Willamette Management Associates, the actual transactions included in the two sets of studies were quite different.

The Willamette Management Associates study considered all public offerings in the files of the IPO Reporter.30 The IPO Reporter annually publishes information on all completed initial public offerings excluding closed-end funds. Eliminated from each of these studies were financial institutions, natural resource companies, offerings priced at $1 or less per share, and offerings on units or warrants, since such offerings might be thought to have unique characteristics. The private transactions analyzed took place during the 36 months prior to the initial public offering. If a company had more than one transaction that met the study’s criteria, all such transactions were included.

Each private transaction price was compared with the subsequent public offering price. In addition, for each transaction for which meaningful earnings data were available in the registration statement as of both the private transaction and public offering dates, the price/earnings multiple of each private transaction was compared with the subsequent public offering price/earnings multiple. Because some of the companies had no meaningful earnings as of the private transaction date and/or the public offering date, the population of transactions compared on a P/E multiple basis was a subset of the population of transaction compared on a price basis.

Also, because the private transactions occurred over a period of up to three years prior to the public offering, Willamette Management Associates made certain adjustments to reflect differences in market conditions for stocks of the respective industries between the time of each private transaction and the time of each subsequent public offering. Prices were adjusted by an industry stock price index. P/E multiples were adjusted for differences in the industry average P/E multiple between the time of the private transaction and that of the public offering.

For the price comparison, the formula used to derive the discount for the private transaction price from the public offering price was as follows:

where:	Po	=	Price per share of public offering
	Pp	=	Price per share of private transaction
	Io	=	Industry price index at public offering
	Ip	=	Industry price index at private transaction

29 Insights, Willamette Management Associates, Autumn 2003.
30 Going Public: The IPO Reporter (New York: Investment Dealers’ Digest, Inc., annual).

Belk, Inc.

For the price/earnings multiple comparison, the formula used to derive the discount for the private transaction price from the public offering price was as follows:

where:	Peo	=	Price/earnings multiple of public offering
	Pep	=	Price/earnings multiple of private transaction
	IPEo	=	Industry average price/earnings multiple at public offering
	IPEp	=	Industry average price/earnings multiple at private transaction

The results of the Willamette Management Associates studies described above are presented in the following table. As shown, the average price discounts varied from period to period, but in all cases, were higher than the average price discounts shown in the studies for restricted stocks of companies that already had an established public trading market—which is the result one would expect.

Summary of Discounts for Private Transaction P/E Multiples
Compared to Public Offering P/E Multiples
Adjusted for Changes in Industry P/E Multiples

	Number	Number
	of	of	Standard	Trimmed
Time	Companies	Transactions	Mean	Mean	Median	Standard
Period	Analyzed	Analyzed	Discount	Discount*	Discount	Deviation

1975–78	17	31	34.0	43.4%	52.5%	58.6%
1979	9	17	55.6	56.8%	62.7%	30.2%
1980–82	58	113	48.0	51.9%	56.5%	29.8%
1983	85	214	50.1	55.2%	60.7%	34.7%
1984	20	33	43.2	52.9%	73.1%	63.9%
1985	18	25	41.3	47.3%	42.6%	43.5%
1986	47	74	38.5	44.7%	47.4%	44.2%
1987	25	40	36.9	44.9%	43.8%	49.9%
1988	13	19	41.5	42.5%	51.8%	29.5%
1989	9	19	47.3	46.9%	50.3%	18.6%
1990	17	23	30.5	33.0%	48.5%	42.7%
1991	27	34	24.2	28.9%	31.8%	37.7%
1992	36	75	41.9	47.0%	51.7%	42.6%
1993	51	110	46.9	49.9%	53.3%	33.9%
1994	31	48	31.9	38.4%	42.0%	49.6%
1995	42	66	32.2	47.4%	58.7%	76.4%
1996	17	22	31.5	34.5%	44.3%	45.4%
1997	34	44	28.4	30.5%	35.2%	46.7%
1998	14	21	35.0	39.8%	49.4%	43.3%
1999	22	28	26.4	27.1%	27.7%	45.2%
2000	13	15	18.0	22.9%	31.9%	58.5%

*	Excludes the highest and lowest deciles of indicated discounts.

Belk, Inc.

Source: Shannon P. Pratt, Robert F. Reilly, and Robert P. Schweihs, Valuing a Business: The Analysis and Appraisal of Closely Held Companies, 4th ed. (New York: McGraw-Hill, 2000), p. 410. Insights, Willamette Management Associates, Autumn 2003.

Valuation Advisors Pre-IPO Study

More recently, Valuation Advisors, LLC, recorded all transactions shown in the prospectuses for the IPO’s up to two years prior to the date of the IPO. These included sales of common stock, sales of convertible preferred stock, and granting of stock options. They labeled each by transaction type. Collectively, these amounted to several hundred transactions per year. The data extends back through the 1990s.

They recorded asset size, revenue size, amount of operating profits, operating profit margins, SIC Codes, NAICS Code, company name, description of business, IPO date, transaction date, IPO price, transaction price, and percentage below the IPO price of which the transaction occurred.

They summarized the data annually by transaction that occurred within 90 days of the IPO, 91-180 days before the IPO, 181-270 days before the IPO, 271-365 days before the IPO, and over 1 year before the IPO. Each year, the average discount of the transaction price below the IPO price goes up significantly, the farther removed from the IPO. This would indicate that the holding period is an important determinant of the discount for lack of marketability.

Valuation Advisors published their pre-IPO discount for lack of marketability study for each of the years 1999-2001. The results of the 1999 study indicated an average one-year discount of 51.9 percent. In the 2000 pre-IPO study, the average discount for the year was 47.1 percent. The average discount for the 2001 study was 22.4 percent. However, the average discount for 2001 became 40.8 percent when a narrowed discount range, delimited between 10 and 90 percent, was used. This narrowed range was selected in order to reduce the combined effect of so-called “cheap stock” and the volatile market conditions seen during the tech stock and dot-com “bubble” during this period.

Summary of Private Transaction Studies

The evidence from the Baird, Willamette Management Associates and Valuation Advisors studies taken together seems quite compelling. The studies covered hundreds of transactions during a span of more than 20 years. Average differentials between private transaction prices and public market prices varied under different market conditions, ranging from about 40 to 63 percent, after eliminating the “outliers.” This is very strong support for the hypothesis that the fair market values of minority interests in privately held companies are greatly discounted from their publicly traded counterparts.

Discount for Lack of Marketability for Belk, Inc.

Exhibit 12 depicts the indicated discount for lack of marketability in respect to Belk. As shown in the Exhibit, the indicated valuation adjustment for the lack of marketability was 20 percent. This is based on empirical data from the restricted stock studies, the pre-IPO studies, the Johnson study and the empirical regression of the Silber Model. The preceding paragraphs outlined the various methodologies and conclusions of each study, and the Johnson study and the Silber Model is discussed in further detail in the subsequent paragraphs.

Johnson Study

Background and Findings

Bruce A. Johnson published a study of some 72 restricted stock transactions that occurred between 1991 and 1995 in his article “Quantitative Support for Discounts for Lack of Marketability” in the December 1999 edition of Business Valuation Review (pages 152-155). The average discount of the study was 20.2 percent.

Belk, Inc.

Application of Study Finding to Belk, Inc.

Johnson classified the data into range quartiles and published the average of each quartile. We classified the subject interest into the appropriate quartile and compared the resulting array of indicated discounts to arrive at the selected discount suggested by the data. There were four factors compiled for the observations:

1.	Total sales

2.	Total net income

3.	Transaction size

4.	Net income margin

We analyzed the aforementioned factors of the subject interest in relation to the Johnson study quartiles with indicated discounts. Our analysis resulted in the range of discounts from 10.3 percent to 29.7 percent, as summarized in Exhibit 13(C).

Silber Study

Background and Findings

In a 1991 article in the Financial Analysts Journal, William L. Silber presented the results of analysis of 69 private placements of common stock of publicly traded companies between 1981 and 1988. He concluded that the average discount was 33.75 percent, very consistent with earlier studies.

In 1977, the Internal Revenue Service published Revenue Ruling 77-287 to provide information and guidance to any person or party concerned with the valuation of securities that cannot be immediately resold because they are restricted. The importance of the Ruling was the Service’s recognition that a discount should be associated with shares that are restricted in some manner from immediate access to an active public market. The Ruling cited four factors to consider in determining the discount from a publicly traded price that should be applied in valuing restricted securities, including:

•	The earnings and sales patterns of the company and the risk associated with those earnings.

•	The dollar amount of sales of the company’s securities.

•	The trading market in which freely traded shares of the same class are traded.

•	The existence of resale agreement provisions or other provisions affecting the holders’ rights.

We concentrated our analysis on restricted stock studies, and in particular a quantitative model developed by William L. Silber. We believe that this type of placement analysis is applicable whether the illiquidity arises from restrictions, blockage, or both factors.

In Silber’s article in the July-August Financial Analysts Journal the results of what he described as a “cross-sectional model” was used to determine an estimate of the discount attributable to a stock that could not be readily sold on the open market for an extended period of time, such as a large block of stock. The model is shown in Exhibit 13(D). Similar to other restricted stock studies, Silber compared the price of restricted stock, as evidenced by private placement sales to sophisticated investors, with the price of the otherwise identical common stock, as evidenced by trades in an open, liquid market.

The average price discount determined by Silber’s analyses of restricted stock prices compared to freely tradable market prices was 33.75 percent. However, while performing his analyses, Silber was able to recognize variations in discounts dependant upon certain company-specific and issue characteristics. Smaller than average discounts were observed for stocks whose issuing companies enjoyed a larger revenue base and positive earnings. The logic behind smaller discounts for such stocks stems from investors being less likely to attempt to liquidate their restricted stock investments during periods of illiquidity if they are able to benefit from the issuing company’s profitability.

Belk, Inc.

Silber created an equation to assist in explaining discounts to restricted stock, the basic premise of which was an interaction of supply and demand for an issuance. The functions included in the equation are based, in part, on the Revenue Ruling 77-287 characteristics outlined above, and were thought by Silber to be indicative of the magnitude of a discount relative to the stock’s freely tradable market price. In general terms, the functions measured the credit-worthiness of the company, the marketability of the subject shares, special or favorable relationships (if any) between investors in the restricted stock and the company itself, and the cash flow of the company. Silber showed through his observations of restricted stock transactions that:

•	Discounts on stock should become smaller as the credit-worthiness of the company improves;

•	Discounts on stock should become smaller as the marketability of the stock improves;

•	Discounts on stock should become smaller as the cash flow of the company grows larger; and

•	Discounts on stock should become smaller in the presence of special concessions made to investors in the stock.

The formulary proxies for each of these functions, as suggested by Silber, included revenue volume and the nature of earnings (positive or negative) as a means to determine the credit-worthiness of a company. As an approximation, companies with higher revenues and earnings, relative to market averages, imply better credit-worthiness. Furthermore, companies with higher revenues and earnings typically generate higher levels of cash flow. Therefore, the normalized level of revenues and whether earnings were in the red or the black provided the proxies for credit-worthiness and cash flow.

The proxy for marketability was derived from evidence, which suggests that blocks of stock sold in secondary distributions cannot be sold at the same price as existing shares due to a lack of elasticity in the demand for shares. In addition, the price of the block declines more as the size of the block grows in relationship to the total number of shares outstanding, as described above. It is expected that the size of the block of stock, depending on how large it is relative to the total number of shares outstanding, will have a negative impact on the value of the stock. The marketability proxy therefore was determined to equal the number of shares of stock, or in this case the subject block, divided by the total number of shares outstanding.

The final proxy used in Silber’s model to measure the impact of special relationships on the price of restricted stock is a dummy variable, which equals one if a supplier relationship exists between the investor and the company issuing the stock, and zero if no such relationship exists.

Application of Study Finding to Belk, Inc.

We input the relevant Company-specific data for Silber’s regression model in Exhibit 13(D). These factors include: size of the block and the level of revenues and the profitability of the Company. The resulting indicated discount was approximately 20 percent.

Belk, Inc.

Appendix E
Statement of Contingent and Limiting Conditions

Belk, Inc.

Statement of Contingent and Limiting Conditions

This appraisal is made subject to the following general contingent and limiting conditions:

1.	We assume no responsibility for the legal description or matters including legal or title considerations. Title to the subject assets, properties, or business interests is assumed to be good and marketable unless otherwise stated.

2.	The subject assets, properties, or business interests are appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.	We assume responsible ownership and competent management with respect to the subject assets, properties, or business interests.

4.	The information furnished by others is believed to be reliable. However, we issue no warranty or other form of assurance regarding its accuracy.

5.	We assume no hidden or unapparent conditions regarding the subject assets, properties, or business interests.

6.	We assume that there is full compliance with all applicable federal, state, and local regulations and laws unless the lack of compliance is stated, defined, and considered in the appraisal report.

7.	We assume that all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state, or national government, or private entity or organization have been or can be obtained or reviewed for any use on which the opinion contained in this report is based.

8.	Unless otherwise stated in this report, we did not observe, and we have no knowledge of, the existence of hazardous materials with regard to the subject assets, properties, or business interests. However, we are not qualified to detect such substances. We assume no responsibility for such conditions or for any expertise required to discover them.

9.	Possession of this report does not carry with it the right of publication. It may not be used for any purpose by any person other than the client to whom it is addressed without our written consent, and, in any event, only with proper written qualifications and only in its entirety.

10.	We, by reason of this opinion, are not required to furnish a complete valuation report, or to give testimony, or to be in attendance in court with reference to the assets, properties, or business interests in question unless arrangements have been previously made.

11.	Neither all nor any part of the contents of this report shall be disseminated to the public through advertising, public relations, news, sales, or other media without our prior written consent and approval.

12.	The analyses, opinions, and conclusions presented in this report apply to this engagement only and may not be used out of the context presented herein. This report is valid only for the effective date(s) specified herein and only for the purpose(s) specified herein.

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Belk, Inc.

Appendix F
Appraisal Certification

Belk, Inc.

Appraisal Certification

We hereby certify the following statements regarding this appraisal:

1.	We have inspected the subject interests encompassed by this appraisal to the extent we deemed necessary in order to arrive at a professional appraisal opinion of value.

2.	We have no present or prospective future interest in the assets, properties, or business interests that are the subject of this appraisal report.

3.	We have no personal interest or bias with respect to the subject matter of this report or the parties involved.

4.	Our compensation for making the appraisal is in no way contingent upon the value reported or upon any predetermined value.

5.	To the best of our knowledge and belief, the statements of facts contained in this report, upon which the analyses, conclusions, and opinions expressed herein are based, are true and correct.

6.	Our analyses, opinions, and conclusions were developed, and this appraisal report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice, as promulgated by the American Society of Appraisers.

7.	No persons other than the individuals whose qualifications are included herein have provided significant professional assistance regarding the analyses, opinions, and conclusions set forth in this report.

8.	The reported analyses, opinions, and conclusions are limited only by the reported contingent and limiting conditions, and they represent our unbiased professional analyses, opinions, and conclusions.

9.	The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the American Society of Appraisers, and of the other professional organizations of which we are Members.

10.	Disclosure of the contents of this report is subject to the requirements of the American Society of Appraisers and the other professional organizations of which we are Members related to review by their duly authorized representatives.

11.	The signature of Curtis R. Kimball, Managing Director of Willamette Management Associates, the appraiser conducting this engagement, is incorporated herein by reference to its location on the transmittal letter introducing this report.

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Belk, Inc.

Appendix G
Qualifications of the Analysts

Belk, Inc.

Curtis R. Kimball, CFA, ASA

Curtis Kimball is a managing director of Willamette Management Associates. Curtis is also director of Willamette’s Atlanta office.

Curtis supervises engagements for our clients in the valuation of business entities and business interests, in the analysis of publicly traded and private securities, and in the appraisal of intangible assets, options, claims, fractional interests, and intellectual property.

He has performed the following types of valuation assignments: estate and gift planning appraisals, estate tax (both date of death and alternate value date) appraisals, gift tax appraisals, generation-skipping tax appraisals, fiduciary compensation and damages claims appraisals, buy-sell agreement appraisals, income tax (including charitable deduction, transfer pricing, intangible asset basis and loss deduction) appraisals, fair value appraisals for financial reporting purposes, merger and acquisition valuations, fairness opinions, solvency analysis, ESOP feasibility and initial transaction appraisals, ESOP annual update and fairness valuations, insurance appraisals, divorce and equitable division appraisals, various litigation support appraisals, fair value in dissenters’ rights proceedings, damages and lost profits analyses, bankruptcy and restructuring analysis and valuation, stock option valuations, and appraisals supporting collateral values for financing purposes.

Curtis has presented expert witness testimony in federal (U.S. Tax Court, U.S. District Court, and U.S. Bankruptcy Court) and various state courts and in alternate dispute resolution venues, including binding arbitration and mediation. Curtis is also the firm’s national director for wealth management matters (including estate, gift, charitable, fiduciary, marital planning, family and partner disputes, and tax issues) and has extensive experience with appearances in IRS appellate conferences.

Curtis has decades of experience in the appraisal of various types of business entities and interests. These include: private family-owned businesses, private multiple-investor businesses, employee-owned businesses, minority interests, fifty-percent interests, restricted public stock, large blocks of publicly traded securities, preferred stock interests, multiple classes of preferred and common stock in complex capital structures, secured notes, subordinated debt interests, options and other derivative interests, warrants and rights offerings, general and limited partnership interests, limited liability company membership interests, professional practices, joint ventures, license agreements, franchises, and foreign-domiciled corporations.

In addition, his experience includes the valuation of various types of intangible assets, claims, damages, and intellectual properties. These include: patents, permits, copyrights, master recordings, television series library, core deposits, customer contracts, franchises (including professional sports franchises), product licensing, management employment contracts, fiduciary damages and claims, non-compete clauses, customer lists, cutting and hunting rights, undivided fractional interests in real estate, assembled workforces, trademarks/trade names/trade dress, breach of contract damages, going-concern values, goodwill, and transfer price agreements.

Previous Experience

Before joining Willamette Management Associates, Curtis was a vice president and manager of the Business Owners Services Group of the Citizens & Southern Trust Company, the trust subsidiary of the Citizens & Southern Corporation of Atlanta, Georgia (now part of Bank of America). Curtis provided the C&S Corporation’s trust and banking customer base throughout the southeast with valuation and appraisal services. In addition, his area acted as the trust department’s analyst and administrator in matters relating to the management, purchase, and sale of private business interests, intangible assets, and illiquid securities held in estates and trusts. Curtis has managed closely held businesses after the founder’s death and has served as a member of the board of directors of a number of family-owned businesses in his capacity as representative of the trustees or executors.

Curtis also acted as part of C&S Trust’s ESOP fiduciary services group, with input regarding the retention of independent appraisal firms to advise the bank as trustee on ESOP valuations and review of outside appraisers’ work. Curtis’s position at C&S included work as part of the team that acted as ESOP trustee for the leveraged buyout of AVIS Rent-a-Car, one of the then-largest employee-owned firms in the nation.

Belk, Inc.

Prior to joining C&S, Curtis was an assistant vice president with the Trust Department of Wachovia Bank & Trust Company, N.A., a major regional bank located in North Carolina. As the assistant manager of the closely held business unit at Wachovia, Curtis managed the trust department’s holdings of private business interests and estate portfolios and conducted valuations of closely held businesses and business interests for bank clients in the region. He joined Wachovia as an internal auditor and also worked as a loan administration officer with the bank’s corporate lending group.

Education

Master of Business Administration, Emory University

Bachelor of Arts, Economics, Duke University

Professional Affiliations

Curtis is an Accredited Senior Appraiser (ASA) of the American Society of Appraisers. He has served as president, secretary, and treasurer of the Atlanta Chapter of the ASA. He has served as chair of the Atlanta Chapter’s Business Valuation Committee. He has served as Treasurer of the Portland Chapter of the ASA. He served as a member of the International Board of Examiners and International Ethics Committee of the ASA. He has been a member and served as Treasurer of the ASA’s Business Valuation Committee. He is presently a member of the Business Valuation Standards Sub-Committee.

Curtis is also a Chartered Financial Analyst (CFA) of the CFA Institute (CFAI). He was a member of the Board of Examiners and was a senior grader for the examinations leading to the CFA designation. He served for six years as a member of the Disciplinary Review Committee of AIMR and is currently a member of the Disciplinary Hearing Panel judges’ pool. He was a member of the Portland Society of Financial Analysts for which he served as secretary and a member of the board of directors. He also served as a member of the board of trustees of the CFA Society of Atlanta (CSA) and is currently the CSA Membership Chair.

He is also a member of the Institute of Business Appraisers, The ESOP Association, the American Bankruptcy Institute, the Institute of Management Accountants, and the National Association of Business Economists, in which he served as past president of the Portland chapter and Treasurer of the Atlanta chapter.

Belk, Inc.

David P. Burdette

David Burdette is a senior associate with Willamette Management Associates.

David performs valuations of businesses, business interests, and tangible and intangible assets for mergers and acquisitions, employee stock ownership plans (ESOPs), gift and estate planning, strategic planning, financial accounting, and tax reporting.

David specializes in ESOP analysis, including ESOP formation and adequate consideration analyses, feasibility studies, transaction financing and restructuring, fairness and solvency opinions, post-transaction cash flow analyses, and annual sponsor company valuations.

He has performed financial advisory services and economic analyses for various transactional purposes, including identification of M&A targets, valuation of target company synergistic/strategic benefits, negotiation of deal price and terms, fairness analysis of proposed transactions, and valuation of debt and equity instruments.

David has valued the following types of business entities and securities: closely held corporation business enterprise, closely held corporation fractional ownership interests, public corporation subsidiaries/divisions, complex capital structures (various classes of common/preferred stock; options, warrants, grants, rights), general and limited partnership interests, joint ventures, proprietorships, professional service corporations, professional practices, LLPs, and LLCs.

He has performed valuation and economic analysis services for clients in the following industries: architectural and engineering, automobile dealerships, building supplies distribution, cable television, chemical manufacturing, computer services, consulting, defense, equipment leasing, fast food, food processing and distribution, gaming, health care, insurance, manufacturing, medical practice, medical staffing, oil and gas exploration and production, original equipment manufacturers, printing, publishing, real estate development, residential and commercial construction, restaurants, retailing, telecommunications, transportation, trucking, utilities, and wholesaling.

Previous Experience

Before joining Willamette Management Associates, David was a member of the Private Advisory Group for Wachovia Bank and Wachovia Securities. At Wachovia, David was responsible for the underwriting and management of complex loans for the firm’s private clients.

Education

Bachelors of Arts, economics and business, with a concentration in financial management, Virginia Military Institute

Professional Affiliations

Level II candidate in the CFA Program of the CFA Institute (CFAI)

Member of The ESOP Association

Member of the New South ESOP Chapter Executive Committee

Member of the National Center for Employee Ownership (NCEO)

Member of the CFA Society of Atlanta

Member of the Association for Corporate Growth (ACG)

Publications

“Tax Increases and the ESOP Alternative: Motivation for Close Corporation Owners.” Willamette Management Associates Insights, Winter 2011.

Belk, Inc.

“Astleford v. Commissioner Addresses Several FLP Valuation Issues.” Willamette Management Associates Insights, Autumn 2008.

“Fifth Circuit Reverses the McCord v. Commissioner Tax Court Decision.” Willamette Management Associates Insights, Autumn 2007.

“Current ESOP and ESOP Trustee Corporate Governance Issues.” Willamette Management Associates Insights, Summer 2007.

Presentations

03/11 “The 19th Hole: Communicating Your Valuation Scorecard”

Sponsor: The ESOP Association Conference, Pinehurst, North Carolina

11/10 “ESOPs as an Exit Vehicle.”

Sponsor: Alverson Taylor Mortensen and Sanders, Las Vegas, Nevada

10/10 “ESOP Valuations: Avoiding Conclusions from Left Field.”

Sponsor: The New South ESOP Chapter, St, Pete Beach, Florida

3/10 “Someone Wants to Buy Me, What Do I Do?”

Sponsor: The ESOP Association Conference, Pinehurst, North Carolina

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